                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-85486

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

           PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 12, 2002

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 27, 2002)

                               [DUKE ENERGY LOGO]

                                   $

                            DUKE ENERGY CORPORATION
                           % SENIOR NOTES DUE
                             ---------------------
     We will pay interest on the Notes at a rate of    % semi-annually on
          and           of each year, beginning on           . We may redeem the
Notes at our option at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus a make-whole premium, together with accrued and unpaid interest to the redemption date. The Notes do not have the benefit of any sinking fund.

     We have authorized the placement agents to deliver a copy of this prospectus supplement and the accompanying prospectus relating to the Notes offered hereby to purchasers of the pass-through certificates of the Core Investment Grade Bond Trust I. This prospectus supplement and the accompanying prospectus relate only to Duke Energy Corporation and the Notes and do not relate to the Core Investment Grade Bond Trust I or the pass-through certificates. You should only rely on this prospectus supplement and the accompanying prospectus for a description of Duke Energy Corporation and the Notes. Our responsibilities, liabilities and obligations are limited solely to the information contained or specifically incorporated by reference in this prospectus supplement and the accompanying prospectus and to our obligations under the Notes.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
                             ---------------------

                                                                                           PROCEEDS TO
                                                                               AGENTS'     DUKE ENERGY
                                                            PRICE TO PUBLIC   COMMISSION   CORPORATION
                                                            ---------------   ----------   -----------
Per Note(1)...............................................            %              %             %
Total.....................................................      $              $             $

---------------

(1) Plus accrued interest, if any, from           , if settlement occurs after
    that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     We are offering these Notes ultimately to purchasers of pass-through certificates of the Core Investment Grade Bond Trust I offered simultaneously herewith through Core Bond Products LLC, as depositor of the Core Investment Grade Bond Trust I, utilizing the services of Banc of America Securities LLC and J.P. Morgan Securities Inc. as our agents. Each of Banc of America Securities LLC and J.P. Morgan Securities Inc. is a statutory underwriter within the meaning of the Securities Act of 1933.

     We expect the Notes will be ready for delivery in book-entry form only
through the facilities of The Depository Trust Company on or about           .
                             ---------------------
BANC OF AMERICA SECURITIES LLC                                          JPMORGAN

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS           .

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
About this Prospectus Supplement............................    S-1
Forward-Looking Statements..................................    S-1
Prospectus Supplement Summary...............................    S-3
Risk Factors................................................    S-8
Ratio of Earnings to Fixed Charges..........................   S-22
Use of Proceeds.............................................   S-22
Description of the Notes....................................   S-23
  General...................................................   S-23
  Ranking...................................................   S-23
  Interest..................................................   S-23
  Optional Redemption.......................................   S-23
  Redemption Procedures.....................................   S-24
  Sinking Fund..............................................   S-24
Book-Entry System...........................................   S-24
Plan of Distribution........................................   S-28
Experts.....................................................   S-29
Legal Matters...............................................   S-29
                            PROSPECTUS
About this Prospectus.......................................      2
Duke Energy Corporation.....................................      3
Use of Proceeds.............................................      5
Recent Developments.........................................      5
The Trusts..................................................      6
Description of the Senior Notes.............................      7
Description of the Junior Subordinated Notes................     14
Description of the First and Refunding Mortgage Bonds.......     22
Description of the Common Stock.............................     25
Description of the Stock Purchase Contracts and the Stock
  Purchase Units............................................     28
Description of the Preferred Securities.....................     29
Description of the Guarantees...............................     29
Plan of Distribution........................................     32
Experts.....................................................     33
Validity of the Securities..................................     33
Where You Can Find More Information.........................     34

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement.

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Duke Energy," "we," "us" and "our" or similar terms are to Duke Energy Corporation and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and the like. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include:

     - state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries;

     - the outcomes of litigation and regulatory investigations, proceedings or inquiries;

     - industrial, commercial and residential growth in our service territories;

     - the weather and other natural phenomena;

     - the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

     - general economic conditions;

     - changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

     - the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

     - the level of creditworthiness of counterparties to our transactions;

     - the amount of collateral required to be posted from time to time in our transactions;

     - growth opportunities for our business units, including the timing and success of efforts to develop domestic and international power, pipeline, gathering, processing and other infrastructure projects;

     - the performance of our electric generation, pipeline and gas processing facilities;

     - the extent of our success in connecting natural gas supplies to gathering and processing systems and in connecting and expanding our gas and electric markets; and

     - the effect on our results of accounting principles issued periodically by accounting standard-setting bodies.

     In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this prospectus supplement and the accompanying prospectus might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is qualified in its entirety by, and should be read together with, the more detailed information, including "Risk Factors," and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                            DUKE ENERGY CORPORATION

OVERVIEW

     We are a leading integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and in certain countries abroad. We own and operate one of the world's largest portfolios of generating plants, one of the nation's largest natural gas pipeline systems and an active energy trading and marketing operation. We are also the largest producer of natural gas liquids, or NGLs, in the United States. The services and products we provide are offered through the following seven business segments:

     Franchised Electric generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. We currently operate 20,500 megawatts (MW) of generation capacity and serve over two million customers in the Carolinas. Franchised Electric conducts operations primarily through Duke Power and Nantahala Power and Light.

     Natural Gas Transmission provides transportation and storage of natural gas for customers throughout the east coast and southern portion of the United States and in Canada. Natural Gas Transmission also provides distribution service to retail customers in Ontario, B.C. and gas gathering and processing services to customers in British Columbia. Following our acquisition of Westcoast Energy Inc. on March 14, 2002, we currently have approximately 19,000 miles of natural gas pipelines. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation.

     Field Services gathers, processes, transports, markets and stores natural gas and produces, transports, markets and stores NGLs. We currently produce approximately 400 million barrels per day of natural gas liquids. Field Services conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by ConocoPhillips. Field Services operates gathering systems in western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent, East Texas-Austin Chalk-North Louisiana, and onshore and offshore Gulf Coast areas.

     Duke Energy North America, or DENA, develops, operates and manages merchant power generation facilities and engages in commodity sales and services related to natural gas and electric power. Our current merchant generation portfolio totals approximately 15,300 MW. DENA conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation. Prior to April 1, 2002, the DENA business segment was combined with Duke Energy Merchants Holdings, LLC to form a segment called North American Wholesale Energy. As of June 30, 2002, management combined Duke Energy Merchants Holdings with the Other Energy Services segment. Previous periods have been reclassified to conform to the current presentation. As of August 1, 2002, Duke Energy's North American trading and marketing functions that were in DENA and Duke Energy Merchants Holdings, including Duke Energy Trading and Marketing and the Canadian trading operations, were consolidated into one group.

     International Energy develops, operates and manages natural gas transportation and power generation facilities and engages in energy trading and marketing of natural gas and electric power outside the United States and Canada. Our current operating portfolio includes approximately 5,300 MW of power generation facilities and approximately 2,200 miles of natural gas pipelines. International Energy conducts operations primarily through Duke Energy International, LLC, or DEI, and its activities target the Latin American, Asia-Pacific and European regions.

     Other Energy Services is composed of diverse energy businesses, operating primarily through Duke Energy Merchants Holdings, Duke/Fluor Daniel and Energy Delivery Services. Duke Energy Merchants Holdings engages in commodity buying and selling, and risk management and financial services in the energy commodity markets other than natural gas and power (such as refined products, residual fuels, crude oil and coal). Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. It is a 50/50 partnership between Duke Energy and Fluor Enterprises, Inc., a wholly owned subsidiary of Fluor Corporation. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. It was formed in the second quarter of 2002 from the power delivery services component of Duke Engineering & Services, Inc. This component was excluded from the sale of Duke Engineering & Services on April 30, 2002. Other Energy Services also retained other portions of Duke Engineering & Services that were not part of the sale and the portion of DukeSolutions, Inc. that was not sold on May 1, 2002. Duke Engineering & Services and DukeSolutions were included in Other Energy Services through the date of their sale.

     Duke Ventures is composed of other diverse businesses, operating primarily through Crescent Resources, LLC, DukeNet Communications, LLC and Duke Capital Partners, LLC. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the southeastern and southwestern United States. DukeNet Communications develops and manages fiber optic communications systems for wireless, local and long distance communications companies and selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant banking company, provides debt and equity capital and financial advisory services primarily to the energy industry.

BUSINESS STRATEGY

     Our strategy is to develop, operate and actively manage integrated energy businesses in targeted regions where our extensive capabilities in developing energy assets, operating electric power, natural gas and NGL facilities, optimizing commercial operations and managing risk can provide comprehensive energy solutions for our customers and create value for our shareholders. The key elements of our strategy include:

     Deliver energy and energy-related products and services to customers worldwide. In North America, we own and operate natural gas pipeline infrastructure, regulated and merchant power generation facilities, and natural gas gathering and processing facilities. We also market and trade a variety of energy commodities, including natural gas, power, NGLs and refined products. We provide structured origination and risk management expertise to customers across the energy spectrum. Internationally, we own and operate integrated electric and natural gas businesses in markets such as Latin America, Asia Pacific and Europe, where deregulation, privatization and liberalization are opening energy markets to competition.

     Actively manage our asset portfolio. We utilize a portfolio management strategy, rather than focusing on stand-alone projects or assets, that strives to capture the greatest value by seeking opportunities to invest in energy assets in markets that have capacity needs and to divest other assets when significant value can be realized. This strategy enables us to monetize certain assets and maintain financial flexibility to pursue other attractive opportunities. Additionally, this strategy prevents the institutionalized ownership of any asset by encouraging us to continually optimize our asset portfolio.

     Mitigate exposure through disciplined risk management policies. Through our enterprise risk management group, we actively manage the risks that our business segments face. We believe managing risk at the corporate level is consistent with the portfolio approach we use with our assets. Our risk management policies are designed to help determine lines of business offering attractive risk returns, assess current and future risk/return characteristics of the enterprise and recommend appropriate strategic modifications. We actively manage our commodity, interest rate, foreign currency and credit risks through established policies that limit our exposure and require daily reporting to management of potential financial exposure. Our risk management policies are designed to mitigate our downside exposures while complementing the operations of each of our business segments.

RECENT DEVELOPMENTS

     On October 24, 2002, we announced third quarter 2002 earnings of $0.27 per share, or $230 million in net income, compared with $1.02 per share, or $796 million in net income, in the third quarter 2001. Adversely affecting our results for the third quarter 2002 were an extremely depressed energy merchant marketplace and an unusual charge of $319 million relating to strategic actions at DENA, DEI and the Franchised Electric business. Before this $319 million charge, ongoing earnings per share were $0.52 per share, or $441 million in net income.

     As previously announced, we have recorded charges in the third quarter related to current market conditions and strategic actions taken to address them. These charges, which are included in 2002 reported results but are not ongoing in nature, include the following reductions in earnings before interest and taxes:

                                                               (IN MILLIONS)
- Termination of certain turbines on order plus write-down
  of other uninstalled turbines.............................       $163
- Write-off of site development costs, primarily in
  California and Brazil.....................................         80
- Demobilization costs related to deferral of three merchant
  power projects............................................         12
- Severance costs associated with reduction in work force...         33
- Partial impairment of a merchant plant as a result of
  current market outlook....................................         31
                                                                   ----
     Total..................................................       $319
                                                                   ====

     Of the $319 million in charges described above, $198 million are non-cash items. We expect to take additional demobilization charges of approximately $25 million in the fourth quarter related to the deferral of three plants in the western United States.

     We also reaffirmed our reduction in capital expenditure plans in response to prevailing market conditions and lower results at our merchant energy business in order to maintain financial flexibility. Our capital expenditure plans for the year 2002 will be no more than $6.2 billion, excluding the acquisition of Westcoast Energy Inc. Capital spending for the year 2003 is planned at no more than $3.5 billion, all of which we intend to fund through internal cash flow and asset sales, after dividend payments.

     We will also eliminate more than 1,500 staff positions and more than 400 contract positions in 2002 and 2003, which will reduce ongoing operating expenses by more than $100 million annually. Labor reductions related to reduced capital expenditures will generate an additional $75 million of capital savings.

     Additionally, at September 30, 2002, based on actuarial estimates, our pension plan obligation exceeded the value of the plan assets by $439 million due to the erosion of the value of the plan's equity investments. As a result, we were required to record a pension liability of $772 million, a combination of the $439 million excess obligation and $333 million in pre-paid pension assets. The liability was offset in other comprehensive income, net of deferred income taxes. The amount of this liability will change in future years as the market values of the plan assets change.

     On October 22, 2002, the North Carolina Utilities Commission, or the NCUC, The Public Service Commission of South Carolina, or the PSCSC, and Duke Power announced a proposed settlement agreement in response to the previously disclosed audit of certain regulatory accounting matters. In addition to changes primarily related to nuclear insurance distributions, the proposed agreement calls for Duke Power to record a one-time $25 million credit to its deferred fuel account for the benefit of North Carolina and South Carolina customers. Also, as part of the proposed agreement, Duke Energy would reclassify $52 million of $58 million currently in a suspense account to a nuclear insurance operation reserve account. The remaining $6 million would be credited to income, which would result in a net $19 million pre-tax charge in the fourth quarter of 2002. The settlement agreement was submitted for approval to the NCUC on October 28, 2002 and to the PSCSC on October 29, 2002. The NCUC approved the settlement agreement on October 30, 2002. The PSCSC has not yet voted on the proposal. Duke Energy views the proposed settlement as a way to formally and positively resolve all matters within the scope of the review.

     We expect to file our Form 10-Q for the quarter ended September 30, 2002 on November 14, 2002.

                                  THE OFFERING

Issuer....................................  Duke Energy Corporation
Securities offered........................  $         aggregate principal amount of Senior Notes due
                                                , or the Notes.
Maturity..................................  The Notes will mature on         .
Interest Payment Dates....................  Interest on the Notes shall be payable semi-annually on
                                                     and          of each year, beginning on
                                                    .
Redemption................................  We may redeem the Notes at our option at any time and from time to time, in whole or in part, at a redemption
                                            price equal to 100% of the principal amount of the Notes
                                            being redeemed, plus a make-whole premium, together with
                                            accrued and unpaid interest to the redemption date. See
                                            "Description of the Notes -- Optional Redemption" for a
                                            description of how the redemption price is calculated.
                                            The Notes do not have the benefit of a sinking fund.
Ranking...................................  The Notes will be our direct, unsecured and unsubordinated obligations and will rank equal in
                                            priority with all of our existing and future unsecured
                                            and unsubordinated indebtedness and senior in right of
                                            payment to all of our existing and future subordinated
                                            indebtedness.
Certain Covenants.........................  The indenture governing the Notes contains certain covenants that, among other things, limit our ability
                                            and the ability of certain of our subsidiaries to create
                                            liens on our assets. See "Description of the Senior
                                            Notes" in the accompanying prospectus.
Ratings...................................  The Notes are rated          by Moody's Investors
                                            Service, Inc., or Moody's;          by Standard & Poor's
                                            Rating Services, a division of The McGraw-Hill
                                            Companies, or Standard & Poor's; and          by Fitch
                                            Ratings, or Fitch.

                                  RISK FACTORS

     Before purchasing the Notes you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference therein in order to evaluate an investment in the Notes.

RISKS RELATED TO THE MARKET CYCLE OF OUR INDUSTRY

 OUR SALES AND RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY SUSTAINED LOW LEVELS IN THE MARKET PRICES OF COMMODITIES THAT ARE BEYOND OUR CONTROL.

     We sell power from our generation facilities into the spot market or other competitive power markets on a contractual basis. We also enter into contracts to purchase and sell electricity, natural gas and NGLs as part of our power marketing and energy trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins will erode as new entrants enter the market, thus leading to an oversupply in the market, and that there may be diminished opportunities for gain should low prices decline further. These factors could reduce our revenues and margins and therefore diminish our results of operations.

     Low market prices for electricity, natural gas and NGLs result from multiple factors, including:

     - weather conditions;

     - seasonality;

     - supply of and demand for energy commodities;

     - illiquid markets;

     - general economic conditions, including downturns in the U.S. or other economies which impact consumption;

     - transmission or transportation constraints or inefficiencies;

     - availability of competitively priced alternative energy sources;

     - natural gas, crude oil, refined products and coal production levels;

     - electric generation capacity;

     - capacity and transmission service into, or out of, our markets;

     - natural disasters, wars, embargoes and other catastrophic events; and

     - federal, state and foreign energy and environmental regulation and legislation.

 RECENT DEVELOPMENTS AFFECTING THE WHOLESALE POWER AND ENERGY TRADING MARKETS HAVE REDUCED MARKET ACTIVITY AND LIQUIDITY AND MAY CONTINUE TO ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     As a result of the energy crisis in California, the recent decline of natural gas prices in North America, the filing of bankruptcy by Enron Corporation, and investigations by governmental authorities into energy trading activities and increased litigation related to such inquiries, companies generally in the regulated and unregulated utility businesses have been impacted negatively. In addition, certain participants have been forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and lower trading revenues. Recent short term depressed spot and forward wholesale power prices during the past summer months have resulted in substantially reduced revenues in our merchant energy business and may continue to affect our earnings.

 WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS.

     We purchase and sell power at the wholesale level under the Federal Energy Regulatory Commission's, or FERC's, market-based tariffs throughout the United States and also enter into short-term agreements to market available energy and capacity from our generation assets with the expectation of profiting from market price fluctuations. If we are unable to deliver firm capacity and energy under these agreements, then we could be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant.

     In the absence or upon expiration of power sales agreements, we must sell all or a portion of the energy, capacity and other products from our facilities into the competitive wholesale power markets. Unlike most other commodities, electricity cannot be stored and must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. In addition, the price we can obtain for power sales may not change at the same rate as changes in fuel costs. Given the volatility and potential for material differences between actual power prices and fuel costs, if we are unable to secure long-term purchase agreements for our power generation facilities, our revenues would be subject to increased volatility and our financial results may be materially adversely affected.

 OUR RISK MANAGEMENT PROCEDURES MAY NOT PREVENT LOSSES.

     We actively manage the commodity price risk inherent in our energy, debt and foreign currency positions. Although we have sophisticated risk management systems in place that use advanced methodologies to quantify risk, these systems may not always be followed or may not always work as planned. If prices significantly deviate from historic prices, our risk management systems may not protect us from significant losses. Adverse changes in energy prices, interest rates and foreign currency exchange rates may result in economic losses in our earnings and cash flows and our balance sheet under applicable accounting rules. Although we devote a considerable amount of management effort to our trading, marketing and risk management systems, their effectiveness remains uncertain.

 OUR HEDGING PROCEDURES MAY NOT PROTECT OUR SALES AND NET INCOME FROM
 VOLATILITY.

     To lower our financial exposure related to commodity price fluctuations, our marketing, trading and risk management operations routinely enter into contracts to hedge the value of our assets and operations. As part of this strategy, we routinely utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices could cause our sales and net income to be volatile.

 WE ARE EXPOSED TO MARKET RISK AND MAY INCUR LOSSES FROM OUR MARKETING AND TRADING OPERATIONS.

     Our trading portfolios consist of contracts to buy and sell commodities, including contracts for electricity, natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash. If the values of these contracts change in a direction or manner that we do not anticipate, we could realize material losses from our trading activities.

     In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver power that they had guaranteed under contract. These defaults severely and adversely impacted the financial condition of these companies and, in some cases, have resulted in losses to their trading partners.

     We have marketing and trading operations which target the U.S., Canada and Latin American, Asia-Pacific and European regions. We incur similar trading risks and market exposures in these foreign markets. If our trading volumes in these regions increase, we will be exposed to increased market risks.

 OUR PROFITABILITY MAY DECLINE IF THE COUNTERPARTIES TO OUR TRANSACTIONS FAIL TO PERFORM IN ACCORDANCE WITH OUR AGREEMENTS WITH THEM.

     Our marketing, trading and risk management operations are exposed to the risk that counterparties to our transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements, honor the underlying commitment at then-current market prices or return a significant portion of the consideration received for unused electricity or gas under a long-term contract. In such event, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our marketing and trading activities, we often extend credit to our trading counterparties. Despite performing credit analysis prior to extending credit, we are exposed to the risk that we may not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will lose money.

     In 2000 and 2001, tight supply and increased demand resulted in higher wholesale power prices to utilities, particularly in California. At the same time, two of the three major utilities in California operated under a retail rate freeze. As a result, there has been significant under-recovery of costs by these utilities, resulting in the filing by one utility under Chapter 11 of the U.S. Bankruptcy Code. Some utilities have suspended payments to their creditors. If any industry participants are adversely affected by the situation in California or other similar situations that may develop in the future in other markets, such participants may default on obligations to us, which would affect the profitability of our marketing and trading business.

 COMPETITION IN THE WHOLESALE POWER AND ENERGY TRADING MARKETS MAY ADVERSELY AFFECT THE GROWTH AND PROFITABILITY OF OUR BUSINESS.

     While companies in the regulated and unregulated utility business have been universally negatively affected by recent events in the energy markets, it is possible that in the future we may be vulnerable to competition from new competitors that have greater financial resources than we do, seeking attractive opportunities to acquire or develop energy assets or energy trading operations both in the United States and abroad. These new competitors may include sophisticated financial institutions, some of which are already entering the energy trading and marketing sector, and international energy players. This competition may adversely affect our ability to make investments or acquisitions.

     We may not be able to respond in a timely or effective manner to the many changes intended to increase competition in the electricity industry. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of our business may come under long-term pressure.

     In addition, regulatory changes have also been proposed to increase access to electricity transmission grids by utility and non-utility purchasers and sellers of electricity. We believe that these changes could continue the disaggregation of many vertically-integrated utilities into separate generation, transmission, distribution and retail businesses. As a result, a significant number of additional competitors could become active in the wholesale power generation segment of our industry.

     Although demand for electricity is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets and have an adverse impact on our results of operations. Also, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict.

 OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation and gas transmission are generally seasonal businesses. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter, especially for our Westcoast Energy business in Canada. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of our facilities and pipeline systems and the terms of power sale contracts and gas transmission arrangements we enter into.

RISKS RELATED TO LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS

 WE MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS ARISING OUT OF THE ELECTRICITY SUPPLY SITUATION IN CALIFORNIA AND OTHER WESTERN STATES.

     Litigation arising out of the California electricity supply situation has been filed with the FERC and in California courts against sellers of energy to the California Independent System Operator. The plaintiffs and intervenors in these proceedings allege abuse of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, among other things, and seek price caps on wholesale sales in California and other western power markets, refunds of excess profits allegedly earned on these sales, and other relief, including treble damages and attorneys' fees. Duke Energy and some of its subsidiaries have been named as defendants, among other corporate and individual defendants, in one or more of a total of 15 lawsuits brought by or on behalf of electricity purchasers in California, with one suit filed on behalf of a Washington State electricity purchaser. In addition to lawsuits, several investigations and regulatory proceedings at the state and federal levels are looking into the causes of high wholesale electricity prices in the western United States. An investigation by the California Public Utilities Commission recently alleged that we were among five energy companies that withheld electricity from their California plants, resulting in sharp increases in California electricity prices. In addition, on November 8, 2002, Duke Energy received a subpoena from the San Francisco office of the U.S. Attorney as part of a grand jury investigation. We cannot predict the outcome of any such proceedings or whether the ultimate impact on us of the electricity supply situation in California and other western states will be material.

 WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE ALLEGED CONDUCTING OF ANY "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. In particular, the activities of Enron Corporation and other energy traders in allegedly using "roundtrip" trades which involve the prearrangement of simultaneously executed and offsetting buy and sell trades for the purpose of increasing reported revenues or trading volumes, or influencing prices and which lack a legitimate business purpose, has resulted in increased public and regulatory scrutiny. To date, we have responded to requests for information from the FERC, related to an investigation of natural gas transactions in the western United States and Texas markets during the years 2000 and 2001, and the Securities and Exchange Commission, or SEC, related to an investigation of "roundtrip" energy transactions from January 1999 to the present. We also have received and are responding to subpoenas and supplemental requests for information regarding gas and power trading activities from the Houston office of the U.S. Attorney relating to a Houston grand jury inquiry, which involve the same issues and time period covered by the SEC requests, and from the Commodity Futures Trading Commission.

     Such inquiries are ongoing and continue to adversely affect the energy trading business as a whole. We may see these adverse effects continue as a result of the uncertainty of these ongoing inquiries or additional inquiries by other federal or state regulatory agencies. In addition, we cannot predict the outcome of any of these inquiries, including the grand jury inquiry, or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

     Also, several class action lawsuits have been filed against us, and others may be filed, claiming that investors suffered damages as a result of the alleged roundtrip trades inflating our revenue and earnings. Such lawsuits could lead to settlements, civil damages or other litigation costs that could adversely affect our business.

    WE MAY BE ADVERSELY AFFECTED BY REGULATORY INVESTIGATIONS RELATED TO PRICING INFORMATION THAT WE PROVIDED TO MARKET PUBLICATIONS.

     On October 25, 2002, we received a request for information from the FERC regarding pricing information that we provided to market publications. The FERC's request for information is an extension of its existing review of energy trading. We had already commenced a review of our historical survey publication data after another market participant announced in September that certain of its employees had provided inaccurate pricing data to publications. We filed a preliminary response to the FERC on November 8, 2002, based on our ongoing review. We expect to file a final report in the near future. We cannot predict the outcome of this investigation or whether this investigation will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which may be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

 ELECTRIC

     OUR BUSINESSES IN NORTH AMERICA ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE ECONOMICS, INCLUDING THE COSTS, OF OPERATING OUR GENERATING FACILITIES MAY BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     The regulatory environment applicable to the electric power industry has recently undergone substantial changes, both on a federal and a state level, which have had a significant impact on the nature of the industry and the manner in which its participants conduct their businesses. These changes are ongoing and we cannot predict the future course of changes in this regulatory environment or the ultimate effect that this changing regulatory environment will have on our business.

     We are subject to regulation by the SEC under the Public Utility Holding Company Act, or PUHCA, and the Federal Power Act, or FPA, which regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. The rates charged by our domestic utility subsidiaries are approved by the FERC, the NCUC and the PSCSC. The NCUC and the PSCSC regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The FERC regulates wholesale electricity operations and transmission rates and the state commissions regulate retail generation and distribution rates. The Public Utility Regulatory Policies Act of 1978, or PURPA, provides qualifying facilities with exemptions from some federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992, or the Energy Act, also provides relief from regulation under PUHCA to "exempt wholesale generators." Maintaining the status of our facilities as qualifying facilities or exempt wholesale generators is conditioned on those facilities continuing to meet statutory criteria. Under current law, we are not and will not be subject to regulation as a registered holding company under PUHCA as long as the domestic power plants we own are qualifying facilities under PURPA or are exempt wholesale generators. If we were subject to these regulations, the economics and operations of our generating facilities could be negatively affected by the increased costs associated with upgrading our facilities and taking other actions to comply with these regulations. While we are currently exempt from registration under PUHCA, we may lose that exemption if we fail to comply with our exemptive order from the SEC. If we were to lose our exemption, we would have the alternatives of registering as a holding company which would subject us to more extensive regulation, or divesting or changing the nature of some of our foreign utility holdings, including some facilities acquired in our Westcoast Energy purchase.

     Existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business. Certain restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed. If the current trend towards competitive restructuring of the wholesale and retail power markets is reversed, discontinued or delayed, our business models may be inaccurate and we may face difficulty in growing our business and generating revenues in accordance with our current business plans.

     The FERC has proposed to broaden its regulations that restrict relations between jurisdictional electric and natural gas companies, or "jurisdictional companies," and marketing affiliates. The proposed rules would limit communications between a jurisdictional company and all our affiliates engaged in energy activities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

     OUR SALES MAY DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS DUE TO THE FERC AND REGIONAL REGULATION OF WHOLESALE MARKET TRANSACTIONS FOR ELECTRICITY AND GAS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we purchase to supply some of our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products may be hindered.

     The FERC has issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish their objectives. In addition, other companies' ability to access and compete for our existing "native-load" transmission customers may negatively affect our business leading to declining prices for transmission services as a result of this competition.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and may continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other market operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

     IN THE FUTURE, WE MAY NOT BE ABLE TO SECURE LONG-TERM PURCHASE AGREEMENTS FOR OUR POWER GENERATION FACILITIES, AND OUR EXISTING POWER PURCHASE AGREEMENTS MAY NOT BE ENFORCEABLE, EITHER OF WHICH WOULD SUBJECT OUR SALES TO INCREASED VOLATILITY.

     Historically, power from generation facilities has been sold under long-term power purchase agreements pursuant to which all energy and capacity was generally sold to a single party at fixed prices.

Because of changes in the industry, the percentage of facilities with these types of long-term power purchase agreements has decreased, and it is likely that most of our facilities will operate without these agreements. Without the benefit of long-term power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     Recently, some entities have brought litigation or regulatory proceedings aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of generating facilities that are qualifying facilities under PURPA. Many qualifying facilities sell their electric output to utilities and other entities pursuant to long-term contracts at prices that are based upon the incremental cost that, at the time of contracting, it was estimated that it would cost the utility or entity to generate or purchase the power from another source. In some cases, these prices are now substantially in excess of market prices. In addition, in the future, utilities and other entities, with the approval of federal or state regulatory authorities, could seek to abrogate their existing power purchase agreements with qualifying facilities or with other power generators. Some of our power purchase agreements for power generated from our independent power projects and generation assets could be subject to similar efforts by the entities who contract to purchase power from our facilities. If those efforts were to be successful, our sales could decrease or be subject to increased volatility.

     THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or RTOs, may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     Currently, Franchised Electric operates with exclusive rights to supply electricity in a franchised service territory of 22,000 square miles in North Carolina and South Carolina. Our financial performance in our franchised service territory is likely to be affected by differences in the market and regulatory structures in various regional power markets. Problems that may arise in the formation and operation of new RTOs, may result in delayed or disputed collection of revenues. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     THE RECENTLY ENACTED RATE FREEZE AFFECTING OUR NORTH CAROLINA UTILITY WILL LIMIT OUR ABILITY TO PASS ON TO OUR CUSTOMERS OUR COST OF PRODUCING ELECTRICITY.

     In June 2002, the State of North Carolina passed new clean air legislation that freezes electric utility rates from June 20, 2002 to December 31, 2007, in order for North Carolina electric utilities, including Duke Energy, to make significant reductions in emissions of sulfur dioxide and nitrogen oxides from the state's coal-fired power plants over the next ten years. We estimate the cost of achieving the proposed emission reductions to be approximately $1.5 billion. While we expect to recover 70% of the total estimated costs of plant improvements through the five-year rate freeze period, there is no guarantee that we will recover such amount. As a result of the rate freeze, we will be limited in the amount of revenue our North Carolina utility generates in relation to operational costs and the amount of recovery for our costs of emission reductions. In addition, it is unclear how the NCUC will determine how any remaining costs will be recovered after the rate freeze period.

 GAS

     OUR GAS TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our U.S. interstate gas transmission and storage operations conducted through Duke Energy Gas Transmission Corporation and its subsidiaries are subject to the FERC's rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC's regulatory authority extends to:

     - transportation of natural gas;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry which has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation.

     In 2000, the FERC issued Order 637, which sets forth revisions to its policies governing the regulation of interstate natural gas pipelines. Some of our pipeline and storage companies were among several parties who filed appeals in the District of Columbia Circuit Court of Appeals seeking court review of various aspects of the Order. Based on the court's order, the FERC issued an interim policy on certain of the issues remanded by the court and has requested comments on the remanded issues. We have filed comments with the FERC, and the matter is now pending before the FERC. We made an Order 637 compliance filing with the FERC during 2001. The FERC issued orders approving, subject to modifications, the pro forma tariff sheets submitted by us. However, we have filed for rehearing of the order with respect to certain issues. The matter is now pending before the FERC. Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations. In addition, the FERC has proposed to broaden its regulations on jurisdictional companies, as described above. The proposed rules would limit communications between a jurisdictional company and all our affiliates engaged in energy activities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

     Texas Eastern and Algonquin currently have in effect rate settlements approved by FERC which prevent those companies or third parties from modifying Texas Eastern and Algonquin's rates, except for certain allowed adjustments. These settlements do not preclude the FERC from taking action on its own to modify the rates. The Texas Eastern settlement will expire on December 31, 2003 and the Algonquin settlement will expire on May 1, 2003, at which time the companies or third parties may institute actions at the FERC to modify the companies' rates. It is not possible to determine at this time whether any such actions would be instituted or what the outcome would be but such proceedings could result in either Texas Eastern or Algonquin being required to adjust its rates.

     POSSIBLE CHANGES AND DEVELOPMENTS IN THE CANADIAN REGULATORY ENVIRONMENT COULD RESULT IN A NEGATIVE IMPACT ON WESTCOAST ENERGY'S BUSINESS AND OPERATIONS.

     Through the acquisition of Westcoast Energy, we added a significant network of mostly Canadian-based natural gas assets, including transmission pipeline, gathering and processing facilities, storage facilities and distribution systems. The majority of these assets are subject to various degrees of regulation. Currently, Westcoast Energy's interprovincial gathering, processing and transmission facilities and operations are regulated by the National Energy Board and its storage and distribution facilities and operations are regulated by various provincial regulatory authorities. Changes in the regulation of Westcoast Energy's facilities and operations may be beyond its control and may impact its capacity to conduct its business effectively and sustain or increase profitability. Furthermore, as the regulatory environment within which Westcoast Energy conducts its business and operates its facilities continues to evolve from a traditional cost recovery model to a more competitive, market-based approach, there is increasing competition among pipeline companies. We cannot predict the timing or scope of these changes and developments in the regulatory environment or the impact they may ultimately have on Westcoast Energy's business and operations.

     A toll settlement approved by the National Energy Board establishes methods for setting Westcoast Energy's revenue requirements and tolls for transmission services for a two-year period ending December 31, 2003. Upon its expiration, Westcoast Energy may renegotiate the toll settlement and/or apply to the National Energy Board to modify its tolls. It is not possible to predict the impact of these alternative courses of action on Westcoast Energy's tolls for transmission services.

     Westcoast Energy's southern mainline and the Fort Nelson mainline systems are currently fully contracted. The Fort St. John mainline continues to be under-utilized by approximately 159 MMcf per day or 24% of its total contractible capacity. Shippers with firm transmission service that expires on October 31 of any year may give notice to Westcoast Energy, prior to September 30 of the previous year, to renew such service effective November 1. Approximately 55% by volume of transmission service on the southern mainline and 40% by volume of transmission service on the northern mainline is subject to renewal effective November 1, 2003 and the balance at varying times thereafter.

     Aboriginal groups have claimed aboriginal and treaty rights over a substantial portion of the lands on which Westcoast Energy's facilities in British Columbia and Alberta and the gas supply areas served by those facilities are located. The existence of these claims, which range from the assertion of rights of limited use up to aboriginal title, has given rise to some uncertainty regarding access to public lands for future development purposes.

RISKS RELATED TO OUR BUSINESS GENERALLY AND OUR INDUSTRY

  ENVIRONMENTAL REGULATION AND LIABILITY

     OUR BUSINESS WILL BE SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of U.S., Canadian, and other federal, provincial, state and municipal laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

     Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management. For example, the U.S. Environmental Protection Agency has recently promulgated more stringent air quality standards for particulate matter emitted from power plants and is developing new policies concerning the protection of endangered species and sediment contamination based on new interpretations of the Clean Water Act. In addition, certain countries in which we operate, including Canada, may move forward on the process of adopting the greenhouse gas emissions principles of the Kyoto Accords. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, we expect our environmental expenditures to be substantial in the future.

     Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental legislation may result in the imposition of fines and penalties. The steps we take to bring our facilities into compliance could be prohibitively expensive, and we may be required to shut down or alter the operation of our facilities, which may cause us to incur losses. Further, our regulatory rate structure and our contracts with clients may not necessarily allow us to recover capital costs we incur to comply with new environmental regulations such as the rate freeze being imposed by the NCUC. Also, we may not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we may be subject to penalties and fines imposed against us by regulatory authorities. Although it is not expected that the costs of complying with current environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

     WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities and natural gas assets which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. In addition, in connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

 ACCOUNTING POLICY RISKS

     POTENTIAL CHANGES IN ACCOUNTING PRACTICES FOR THE ENERGY INDUSTRY MAY CAUSE US TO REVISE OUR FINANCIAL DISCLOSURE IN THE FUTURE, WHICH MAY CHANGE THE WAY ANALYSTS MEASURE OUR BUSINESS OR FINANCIAL PERFORMANCE.

     Recently discovered accounting irregularities in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies' relationships with their independent auditors and retirement plan practices. While it is still unclear what laws or regulations will develop, we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically.

     In addition, new accounting standards could be enacted by the Financial Accounting Standards Board, or FASB, or the SEC which could impact the way we are required to record revenues, assets and liabilities. For instance, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which we must implement by January 1, 2003, will require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate can be made. Such change in recognition could lead to an increase in our liabilities related to certain assets, therefore reducing our overall reported assets.

     In October 2002, the FASB's Emerging Issues Task Force, or EITF, as part of its further Issue No. 02-03 deliberations, rescinded the consensus reached in Issue No. 98-10. As a result, all energy trading contracts that do not meet the definition of a derivative under SFAS No. 133 will be recorded at their historical cost and reported on an accrual basis. New contracts entered into as of October 25, 2002 will be accounted for under the accrual accounting model. Non-derivative energy trading contracts on the consolidated balance sheet as of January 1, 2003 will be removed with a cumulative effect type adjustment, for which the amount has not yet been quantified. We are currently reviewing all open energy trading positions in our portfolio, and evaluating each under the SFAS No. 133 definition of a derivative criterion. We are currently assessing the provisions of Issue No. 02-03 and the rescinding of Issue No. 98-10 but have not yet determined the impact on our results of operations, cashflows or financial position. Other future changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities which in turn could affect our reported results of operations.

 FINANCING RISK

     OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO SUCCESSFULLY ACCESS CAPITAL MARKETS. OUR INABILITY TO ACCESS CAPITAL MAY LIMIT OUR ABILITY TO EXECUTE OUR BUSINESS PLAN OR PURSUE IMPROVEMENTS.

     We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations. If we are not able to access capital at competitive rates, our ability to implement our strategy will be adversely affected. Certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     - further economic downturns;

     - the bankruptcy of an unrelated energy company;

     - capital market conditions generally;

     - market prices for electricity and gas;

     - terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     - the overall health of the utility industry.

     Restrictions on our ability to access financial markets may affect our ability to execute our business plan as scheduled. An inability to access capital may limit our ability to pursue improvements or acquisitions that we may otherwise rely on for future growth.

     INCREASES IN OUR LEVERAGE COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION, BUSINESS PLANNING AND FLEXIBILITY, FINANCIAL CONDITION, ABILITY TO SERVICE OUR DEBT OBLIGATIONS AND TO PAY DIVIDENDS ON OUR COMMON STOCK, AND ABILITY TO ACCESS CAPITAL ON FAVORABLE TERMS.

     Our cash requirements arise primarily from the capital intensive nature of our electric utilities, as well as the expansion of our diversified businesses. In addition to operating cash flows, we rely heavily on our commercial paper and long-term debt. Our credit lines impose various limitations that could impact our liquidity and result in a material adverse impact on our business strategy and our ongoing financing needs. Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our floating rate debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     - increasing the cost of future debt financing;

     - prohibiting the payment of dividends on our common stock or adversely impacting our ability to pay such dividends at the current rate;

     - making it more difficult for us to satisfy our existing financial obligations;

     - limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;

     - increasing our vulnerability to adverse economic and industry conditions;

     - requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

     A DOWNGRADE IN OUR CREDIT RATING COULD NEGATIVELY AFFECT OUR ABILITY TO ACCESS CAPITAL AND/OR TO OPERATE OUR POWER AND GAS TRADING BUSINESSES.

     Standard & Poor's, Moody's and Fitch rate our senior, unsecured debt at A, A1 and A respectively. Our Moody's rating is on review for potential downgrade and a resolution to Moody's action is expected during the fourth quarter of 2002. Our Fitch rating is on negative outlook. If Standard & Poor's, Moody's or Fitch were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease. Further, if our short-term rating were to fall below A-1 or P-1, the current ratings assigned by Standard & Poor's and Moody's, respectively, it may significantly limit our access to the commercial paper market. Our Moody's short-term rating is also on review for potential downgrade.

     Our ratings may be dependent on, among other things, our earnings for 2002 and the outlook for 2003. We believe that our earnings for 2003 could be below those of 2002 without an improvement in market conditions. If, as a result of market conditions or other factors affecting our business, we are unable to achieve our earnings outlook or we lower our earnings outlook, our ratings could be adversely affected.

     Our power and gas trading businesses rely on our investment grade ratings. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our ratings were to decline below investment grade, our ability to profitably operate our power and gas trading businesses would be diminished because we would likely have to deposit collateral of cash or cash related instruments which would reduce our profits.

 OPERATIONAL RISKS

     IF WE DO NOT SUCCESSFULLY INTEGRATE RECENTLY ACQUIRED OR NEW ASSETS INTO OUR OPERATIONS, WE MAY INCUR SIGNIFICANT EXPENSES AND LOSSES.

     We may not be able to successfully or profitably integrate, operate, maintain and manage our recently acquired or developed assets in a competitive environment. Our ability to successfully integrate acquired assets into our operations, such as Westcoast Energy, will depend on, among other things, the adequacy of our implementation plans and the ability to achieve desired operating efficiencies. Successful business combinations require management and other personnel to devote significant amounts of time to integrating the acquired business with existing operations. These efforts may distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. Unexpected costs or challenges may also arise whenever businesses with different operations and management are combined. We will experience increased costs and losses on our investments if we are unable to successfully integrate new assets into our operations.

     OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and may acquire and/or dispose of material energy-related investments and projects outside the United States. The economic and political conditions in certain countries where we have interests or in which we may explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of certain customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. In certain conditions under which we develop or acquire projects, or make investments, economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant short-term foreign currency exchange risks, our hedges may not be sufficient or we may have some exposures that are not hedged which could result in losses or volatility in our revenues.

     THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities and permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves may not be developed in commercial quantities and in sufficient amounts to fill the capacities of our pipeline systems.

     GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MAY RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.

     WE ARE SUBJECT TO THE RISKS OF NUCLEAR GENERATION.

     Our three nuclear stations, Oconee, Catawba and McGuire subject us to the risks of nuclear generation, which include:

     - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the Nuclear Regulatory Commission has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the Nuclear Regulatory Commission could necessitate substantial capital expenditures at our nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase our compliance costs and impact the results of operations of our facilities.

     FIELD SERVICES ACCOUNTING ADJUSTMENTS IN 2002 COULD AFFECT OUR RESULTS OF OPERATIONS.

     Field Services has been conducting an internal review of various balance sheet accounts and anticipates completing this review by December 31, 2002. As previously disclosed, this review has already resulted in Field Services booking reserves for gas imbalances, making adjustments to gas inventories and recording other miscellaneous charges of $13 million in the first quarter of 2002 and $34 million in the second quarter of 2002. Field Services anticipates additional adjustments could be required prior to the end of 2002. Although the effect of these adjustments has not yet been determined, based on the facts known today, any such adjustments are not expected to be material to Duke Energy Corporation. The impact to us of these adjustments would reflect our approximate 70% ownership of Field Services.

     RECENT TERRORIST ACTIVITIES AND THE POTENTIAL FOR MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas which could affect the market for our gas operations. In addition, future acts of terrorism could be directed against companies operating in the United States. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business. In particular, we may experience increased capital or operating costs to implement increased security for our plants, including our nuclear power plants under the Nuclear Regulatory Commission's design basis threat requirements, such as additional physical plant security and additional security personnel.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                    -----------------------------------   -------------------
                                    1997(1)   1998   1999   2000   2001          2002
                                    -------   ----   ----   ----   ----          ----
Ratio of Earnings to Fixed
  Charges.........................    4.0     4.5    2.7    3.6    3.8

---------------

(1) Data reflects accounting for the stock-for-stock merger of Duke Energy and PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

     For purposes of these ratios (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.

                                USE OF PROCEEDS

     The aggregate net proceeds from the sale of the Notes will be approximately
$     , after deducting agents' commission and related offering expenses. The net proceeds from the sale of the Notes will be used to repay commercial paper and for general corporate purposes. At November 7, 2002, Duke Energy had $1,042 million of commercial paper outstanding, which had a weighted average interest rate of 1.72% and maturities of approximately three months or less.

                            DESCRIPTION OF THE NOTES

GENERAL

     The following description of the terms of the Notes summarizes certain general terms that will apply to the Notes. The Notes will be issued under a Senior Indenture between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, dated as of September 1, 1998, as supplemented from time to time. This description is not complete, and we refer you to the accompanying prospectus and the Senior Indenture. Defined terms have the meanings assigned to them in the Senior Indenture.

     Purchases of Notes or beneficial interests therein may be made in denominations of $1,000 or any integral multiples of $1,000 in excess thereof.
Notes will be issued in an aggregate principal amount of $       .

     We may from time to time, without the consent of existing holders, create and issue further Notes having the same terms and conditions as the Notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional Notes issued in this manner will be consolidated with and will form a single series with the previously outstanding Notes of like tenor.

     The Notes are rated    by Moody's,    by Standard & Poor's and    by Fitch.

     As used in this prospectus supplement, business day means, with respect to the Notes, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

RANKING

     The Notes will be our direct, unsecured and unsubordinated obligations. The Notes will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. The First and Refunding Mortgage Bonds are effectively senior to the Notes to the extent of the value of the properties securing them. As of September 30, 2002, there were approximately $ aggregate principal amount of First and Refunding Mortgage Bonds outstanding. Our Senior Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

INTEREST

     The Notes will mature on             and will bear interest at a rate of
     % per annum. Interest shall be payable semi-annually on             and
            of each year, commencing             . If an interest payment date
falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest will be paid to the person in whose name each
Note is registered at the close of business on the fifteenth calendar day next preceding each semi-annual interest payment date (whether or not a business day). Interest will be calculated on the basis of a 360-day year, consisting of
twelve 30-day months, and will accrue from             or from the most recent
interest payment date to which interest has been paid or duly provided for.

OPTIONAL REDEMPTION

     We will have the right to redeem the Notes, in whole or in part at any time and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means with respect to any redemption date for Notes, the Reference Treasury Dealer Quotation for such redemption date.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means Banc of America Securities LLC and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the Notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

REDEMPTION PROCEDURES

     We will provide not less than 30 nor more than 60 days' notice mailed to each registered holder of the Notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the Notes or portions of such Notes called for redemption. In the event that any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

SINKING FUND

     There is no provision for a sinking fund applicable to the Notes.

                               BOOK-ENTRY SYSTEM

     We have obtained the information in this section concerning The Depository Trust Company, or DTC, and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

     The Notes initially will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC's nominee.

     You may hold your interests in the global notes in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the Notes, DTC or such nominee will be considered the sole owner and holder of the Notes for all purposes of the Notes and the Senior Indenture. Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes under the Senior Indenture, including for purposes of receiving any reports that we or the trustee deliver pursuant to the Senior Indenture. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes.

     Unless and until we issue the Notes in fully certificated form under the limited circumstances described below under the heading "-- Certificated Notes":

     - you will not be entitled to receive physical delivery of a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

     - all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including placement agents), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of the Notes under DTC's system must be made by or through direct participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive physical delivery of certificates representing their ownership interests in the Notes, except as provided below in "-- Certificated Notes."

     To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to Notes on your behalf. We and the trustee have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The trustee will not recognize you as a holder under the Senior Indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a Note if one or more of the direct participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge Notes to nondirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

CERTIFICATED NOTES

     Unless and until they are exchanged, in whole or in part, for Notes in definitive form in accordance with the terms of the Notes, the Notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or nominee of DTC to a successor of DTC or a nominee of such successor.

     We will issue Notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act, and the trustee or we are unable to locate a qualified successor within 90 days;

     - an event of default has occurred and is continuing under the Senior Indenture; or

     - we, at our option, elect to terminate use of the book-entry system through DTC.

     If any of the three above events occurs, DTC is required to notify all direct participants that Notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in full certificated registered form and will recognize the registered holders of the certificated Notes as holders under the Senior Indenture.

                              PLAN OF DISTRIBUTION

     We have entered into a placement agency agreement with Banc of America Securities LLC and J.P. Morgan Securities Inc. as our agents, or the placement agents, with respect to the solicitation by the placement agents on a reasonable efforts basis on our behalf of offers to purchase, and the issue and sale by us
of, $               aggregate principal amount of the Notes to the Core
Investment Grade Bond Trust I, or the trust, through Core Bond Products LLC, as depositor. Purchasers of the trust's pass-through certificates will acquire an indirect interest in the Notes pursuant to the terms of the trust and the pass-through certificates and, under certain circumstances, may acquire direct interests in the Notes. The placement agents have also agreed that they will, on behalf of the trust, use their reasonable efforts to solicit offers to purchase the trust's pass-through certificates.

     We are offering these Notes ultimately to purchasers of pass-through certificates of the trust offered simultaneously herewith through Core Bond Products LLC, as depositor of the trust, utilizing the services of Banc of America Securities LLC and J.P. Morgan Securities Inc. as our agents. Each of Banc of America Securities LLC and J.P. Morgan Securities Inc. is a statutory underwriter within the meaning of the Securities Act of 1933.

     Pursuant to the terms and conditions contained in the placement agency agreement, we have agreed to pay each placement agent a commission equal to
     % of the principal amount of each Note to be delivered to the trust.

     The closing conditions for the sale of the Notes generally provide for the delivery of officer's certificates, legal opinions and comfort letters confirming the legality and rating of the Notes, the accuracy of our representations and the effectiveness of our registration statement and the absence of customary market-out conditions.

     The expenses of the offering, not including the agents' commissions, are
estimated to be approximately $     . We have agreed to indemnify the placement
agents against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the placement agents and/or their affiliates have in the past and may in the future provide us with financial advisory and other services.

     We have authorized the placement agents to deliver a copy of this prospectus supplement and the accompanying prospectus relating to the Notes offered hereby to purchasers of the trust's pass-through certificates. This prospectus supplement and the accompanying prospectus relate only to Duke Energy and the Notes and do not relate to the trust or the pass-through certificates. You should rely only on this prospectus supplement and the accompanying prospectus for a description of Duke Energy and the Notes.

     We have not been involved in the creation of the trust or the preparation of the registration statement and related prospectus relating to the offering and sale of the trust's pass-through certificates. We are not partners or joint venturers or in any similar relationship with the trust or any of the other issuers whose securities may be deposited in the trust nor do we own any interest in the trust. Accordingly, we are not assuming any responsibility for or any liability or obligations with respect to the trust, the pass-through certificates, the securities of any other issuer that may be deposited into the trust or the registration statements and prospectuses relating to the pass-through certificates or any such securities of other issuers. Our responsibilities, liabilities and obligations are limited solely to the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and to our obligations under the Notes.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus supplement from Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, as independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters with respect to the offering of the Notes will be passed on for us by Edward M. Marsh, Jr., Esq., who is our Deputy General Counsel and Assistant Secretary, and by Simpson Thacher & Bartlett, New York, New York, and for the placement agents by Sidley Austin Brown & Wood LLP, New York, New York. In rendering their opinions, Simpson Thacher & Bartlett and Sidley Austin Brown & Wood LLP will rely upon Mr. Marsh as to all matters of North Carolina law. As of September 23, 2002, Mr. Marsh owned 10,512 shares of our common stock or common stock units and options to purchase 36,350 shares, 10,800 of which were exercisable.

PROSPECTUS

                                 $2,000,000,000

                            DUKE ENERGY CORPORATION

                                  SENIOR NOTES

                           JUNIOR SUBORDINATED NOTES

                       FIRST AND REFUNDING MORTGAGE BONDS

                                  COMMON STOCK

                            STOCK PURCHASE CONTRACTS

                              STOCK PURCHASE UNITS

                             ---------------------

                         DUKE ENERGY CAPITAL TRUST III

                          DUKE ENERGY CAPITAL TRUST IV

                          DUKE ENERGY CAPITAL TRUST V

                           TRUST PREFERRED SECURITIES
                 GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY

                            DUKE ENERGY CORPORATION

                             ---------------------

     This prospectus contains summaries of the general terms of these securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     The Common Stock of Duke Energy is listed on the New York Stock Exchange under the symbol "DUK."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   This prospectus is dated August 27, 2002.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Duke Energy, Duke Energy Capital Trust III, Duke Energy Capital Trust IV and Duke Energy Capital Trust V filed with the SEC utilizing a "shelf" registration process. Under the shelf registration process, Duke Energy may issue Senior Notes, Junior Subordinated Notes, First and Refunding Mortgage Bonds, Common Stock, Stock Purchase Contracts and Stock Purchase Units and the Trusts may issue Preferred Securities in one or more offerings up to a total dollar amount of $2,000,000,000.

     This prospectus provides general descriptions of the securities Duke Energy and the Trusts may offer. Each time securities are sold, a prospectus supplement will provide specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the caption "Where You Can Find More Information."

                            DUKE ENERGY CORPORATION

     Duke Energy, together with its subsidiaries, an integrated provider of energy and energy services, offers physical delivery and management of both electricity and natural gas throughout the United States and abroad. Duke Energy, together with its subsidiaries, provides these and other services through seven business segments:

     o Franchised Electric

     o Natural Gas Transmission

     o Field Services

     o North American Wholesale Energy

     o International Energy

     o Other Energy Services

     o Duke Ventures

     Franchised Electric generates, transmits, distributes and sells electricity in central and western North Carolina and western South Carolina. It conducts operations primarily through Duke Power and Nantahala Power and Light. These electric operations are subject to the rules and regulations of the Federal Energy Regulatory Commission ("FERC"), the North Carolina Utilities Commission and the Public Service Commission of South Carolina.

     Natural Gas Transmission provides transportation, storage and distribution of natural gas for customers throughout the east coast and southern portion of the United States and Canada. Natural Gas Transmission provides gas gathering, processing and transportation services to customers located in British Columbia, Canada and in the Pacific northwest region of the United States. Natural Gas Transmission does business primarily through Duke Energy Gas Transmission Corporation. Duke Energy acquired Westcoast Energy, Inc. on March 14, 2002. Interstate natural gas transmission and storage operations in the United States are subject to the FERC's rules and regulations while natural gas gathering, processing, transmission, distribution and storage operations in Canada are subject to the rules and regulations of the National Energy Board, the Ontario Energy Board and the British Columbia Utilities Commission.

     Field Services gathers, processes, transports, markets and stores natural gas and produces, transports, markets and stores natural gas liquids. It conducts operations primarily through Duke Energy Field Services, LLC, which is approximately 30% owned by Phillips Petroleum. Field Services operates gathering systems in western Canada and 11 contiguous states in the United States. Those systems serve major natural gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent, East Texas-Austin Chalk-North Louisiana, and onshore and offshore Gulf Coast areas.

     Duke Energy North America develops, operates and manages merchant generation facilities and engages in commodity sales and services related to natural gas and electric power. Duke Energy North America conducts business throughout the United States and Canada through Duke Energy North America, LLC and Duke Energy Trading and Marketing, LLC. Duke Energy Trading and Marketing is approximately 40% owned by Exxon Mobil Corporation. Prior to April 1, 2002, the Duke Energy North America business segment was combined with Duke Energy Merchants Holdings, LLC to form a segment called North American Wholesale Energy. As of June 30, 2002, management combined Duke Energy Merchants Holdings with the Other Energy Services segment. Management separated Duke Energy North America for increased reporting transparency. Previous periods have been reclassified to conform to the current presentation. As of August 1, 2002, Duke Energy's North American trading and marketing functions currently in Duke Energy North America and Duke Energy Merchants Holdings, including Duke Energy Trading and Marketing and the Canadian trading operations, were consolidated into one group.

     International Energy develops, operates and manages natural gas transportation and power generation facilities and engages in energy trading and marketing of natural gas and electric power. It conducts operations primarily through Duke Energy International, LLC and its activities target the Latin American, Asia-Pacific and European regions.

     Other Energy Services is composed of diverse energy businesses, operating primarily through Duke Energy Merchants Holdings, Duke/Fluor Daniel and Energy Delivery Services. Duke Energy Merchants Holdings engages in commodity buying and selling, and risk management and financial services in the energy commodity markets other than natural gas and power (such as refined products, liquefied petroleum gas, residual fuels, crude oil and coal).

     Duke/Fluor Daniel provides comprehensive engineering, procurement, construction, commissioning and operating plant services for fossil-fueled electric power generating facilities worldwide. It is a 50/50 partnership between Duke Energy and Fluor Enterprises, Inc., a wholly owned subsidiary of Fluor Corporation. Energy Delivery Services is an engineering, construction, maintenance and technical services firm specializing in electric transmission and distribution lines and substation projects. It was formed in the second quarter of 2002 from the power delivery services component of Duke Engineering & Services, Inc. This segment was excluded from the sale of Duke Engineering & Services on April 30, 2002. Other Energy Services also retained the portion of DukeSolutions, Inc. that was not sold on May 1, 2002. Duke Engineering & Services and DukeSolutions were included in Other Energy Services through the date of their sale.

     Duke Ventures is composed of other diverse businesses, operating primarily through Crescent Resources, LLC, DukeNet Communications, LLC and Duke Capital Partners, LLC. Crescent Resources develops high-quality commercial, residential and multi-family real estate projects and manages land holdings primarily in the southeastern and southwestern United States. DukeNet Communications develops and manages fiber optic communications systems for wireless, local and long distance communications companies and selected educational, governmental, financial and health care entities. Duke Capital Partners, a wholly owned merchant banking company, provides debt and equity capital and financial advisory services primarily to the energy industry.

     The foregoing information about Duke Energy and its business segments is only a general summary and is not intended to be comprehensive. For additional information about Duke Energy and its business segments, you should refer to the information described under the caption "Where You Can Find More Information."

     Duke Energy is a North Carolina corporation. Its principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202 (telephone (704) 594-6200).

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

                                              YEAR ENDED DECEMBER 31,           SIX MONTHS
                                        -----------------------------------   ENDED JUNE 30,
                                        1997(1)   1998   1999   2000   2001        2002
                                        -------   ----   ----   ----   ----   --------------
Ratio of Earnings to Fixed Charges....    4.0     4.5    2.7    3.6    3.8         2.7

     For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions, the interest component of rentals and preference security dividends of consolidated subsidiaries.
---------------

(1) Data reflects accounting for the stock-for-stock merger of Duke Energy and PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the merger as if it had occurred as of January 1, 1997.

                                USE OF PROCEEDS

     Unless Duke Energy states otherwise in the accompanying prospectus supplement, Duke Energy intends to use the net proceeds from the sale of any offered securities:

     o to redeem or purchase from time to time presently outstanding securities when it anticipates those transactions will result in an overall cost savings;

     o to repay maturing securities;

     o to finance its ongoing construction program; or

     o for general corporate purposes.

     The proceeds from the sale of Preferred Securities by a Trust will be invested in Junior Subordinated Notes issued by Duke Energy. Except as Duke Energy may otherwise describe in the related prospectus supplement, Duke Energy expects to use the net proceeds from the sale of such Junior Subordinated Notes to the applicable Trust for the above purposes.

                              RECENT DEVELOPMENTS

     Duke Energy adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life, as previously required. Instead, goodwill amounts are subject to a fair-value-based annual impairment assessment. Duke Energy did not recognize any material impairment due to the implementation of SFAS No. 142. The standard also requires certain identifiable intangible assets to be recognized separately and amortized as appropriate upon reassessment. No adjustments to intangibles were identified by Duke Energy at transition.

     The following table shows what net income and earnings per share would have been if amortization (including any related tax effects) related to goodwill that is no longer being amortized had been excluded from prior periods.

                                                                    FOR THE YEAR ENDED
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Income Before Extraordinary Item and Cumulative Effect of
  Change in Accounting Principle............................   $1,994     $1,776     $  847
Extraordinary Gain, net of tax..............................       --         --        660
Cumulative Effect of Change in Accounting Principle, net of
  tax.......................................................      (96)        --         --
                                                               ------     ------     ------
  Reported net income.......................................    1,898      1,776      1,507
  Add back: Goodwill amortization, net of tax...............       75         56         39
                                                               ------     ------     ------
  Adjusted net income.......................................   $1,973     $1,832     $1,546
                                                               ======     ======     ======
BASIC EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE)
  Reported earnings per share...............................   $ 2.58     $ 2.39     $ 1.13
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.68     $ 2.46     $ 1.18
                                                               ------     ------     ------
DILUTED EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE)
  Reported earnings per share...............................   $ 2.56     $ 2.38     $ 1.13
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.66     $ 2.45     $ 1.18
                                                               ------     ------     ------

                                                                    FOR THE YEAR ENDED
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
BASIC EARNINGS PER SHARE
  Reported earnings per share...............................   $ 2.45     $ 2.39     $ 2.04
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.55     $ 2.46     $ 2.09
                                                               ------     ------     ------
DILUTED EARNINGS PER SHARE
  Reported earnings per share...............................   $ 2.44     $ 2.38     $ 2.03
  Goodwill amortization.....................................     0.10       0.07       0.05
                                                               ------     ------     ------
  Adjusted earnings per share...............................   $ 2.54     $ 2.45     $ 2.08
                                                               ------     ------     ------

                                   THE TRUSTS

     Duke Energy formed each Trust as a statutory business trust under Delaware law. Each Trust's business is defined in a trust agreement executed by Duke Energy, as depositor, and Chase Manhattan Bank USA, National Association (formerly known as Chase Manhattan Bank Delaware). Each trust agreement will be amended when Preferred Securities are issued under it and will be in substantially the form filed as an exhibit to the registration statement, of which this prospectus is a part. An amended trust agreement is called a "Trust Agreement" in this prospectus.

     The Preferred Securities and the Common Securities of each Trust represent undivided beneficial interests in the assets of that Trust. The Preferred Securities and the Common Securities together are sometimes called the "Trust Securities" in this prospectus.

     The trustees of each Trust will conduct that Trust's business and affairs. Duke Energy, as the holder of the Common Securities of each Trust, will appoint the trustees of that Trust. The trustees of each Trust will consist of:

     o two officers of Duke Energy as Administrative Trustees;

     o The JPMorgan Chase Bank as Property Trustee; and

     o Chase Manhattan Bank USA, National Association as Delaware Trustee.

     The prospectus supplement relating to the Preferred Securities of a Trust will provide further information concerning that Trust.

     No separate financial statements of any Trust are included in this prospectus. Duke Energy considers that such statements would not be material to holders of the Preferred Securities because no Trust has any independent operations and the sole purpose of each Trust is investing the proceeds of the sale of its Trust Securities in Junior Subordinated Notes. Duke Energy does not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

     The principal place of business of each Trust will be c/o Duke Energy Corporation, 526 South Church Street, Charlotte, North Carolina 28202, telephone
(704) 594-6200.

ACCOUNTING TREATMENT

     Each Trust will be treated as a subsidiary of Duke Energy for financial reporting purposes. Accordingly, Duke Energy's consolidated financial statements will include the accounts of each Trust. The Preferred Securities, along with other trust preferred securities that Duke Energy guarantees on an equivalent basis, will be presented as a separate line item in Duke Energy's consolidated balance sheets, entitled "Guaranteed Preferred Beneficial Interests in Subordinated Notes of Duke Energy Corporation or

Subsidiaries." Duke Energy will record distributions that each Trust pays on the Preferred Securities as an expense in its consolidated statement of income.

                        DESCRIPTION OF THE SENIOR NOTES

     Duke Energy will issue the Senior Notes in one or more series under its Senior Indenture dated as of September 1, 1998 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes are unsecured and unsubordinated obligations and will rank equally with all of Duke Energy's other unsecured and unsubordinated indebtedness. The First and Refunding Mortgage Bonds are effectively senior to the Senior Notes to the extent of the value of the properties securing them. As of June 30, 2002, there were approximately $790,000,000 in aggregate principal amount of First and Refunding Mortgage Bonds outstanding.

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Senior Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses, and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Senior Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Senior Indenture.

GENERAL

     The Senior Indenture does not limit the amount of Senior Notes that Duke Energy may issue under it. Duke Energy may issue Senior Notes from time to time under the Senior Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. The form of supplemental indenture to the Senior Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Senior Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Senior Indenture does not protect the holders of Senior Notes if Duke Energy engages in a highly leveraged transaction.

PROVISIONS APPLICABLE TO PARTICULAR SERIES

     The prospectus supplement for a particular series of Senior Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Senior Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Senior Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Senior Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Senior Notes through a sinking fund or to purchase the Senior Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Senior Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Senior Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Senior Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Senior Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it; and

     o any other terms.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Senior Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Senior Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Senior Indenture and the limitations applicable to global securities, transfers and exchanges of the Senior Notes may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office or agency maintained by Duke Energy for such purpose.

     The Senior Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Senior Notes, including original issue discount Senior Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Senior Notes that are denominated in a currency other than U.S. dollars.

GLOBAL SECURITIES

     Duke Energy may issue some or all of the Senior Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global securities. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Senior Notes, that person will be considered the sole owner and holder of the global security and the Senior Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Senior Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Senior Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Senior Notes it represents for any purposes under the Senior Notes or the Senior Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Senior Notes is issued, the securities depositary will credit on its book entry, registration and transfer system the principal amounts of Senior Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Senior Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Senior Indenture Trustee; or

     o an agent of either of them.

REDEMPTION

     Provisions relating to the redemption of Senior Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Senior Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless Duke Energy states otherwise in the applicable prospectus supplement, that notice may state that the redemption will be conditional upon the Senior Indenture Trustee, or the applicable paying agent, receiving sufficient funds to pay the principal, premium and interest on those

Senior Notes on the date fixed for redemption and that if the Senior Indenture Trustee or the applicable paying agent does not receive those funds, the redemption notice will not apply, and Duke Energy will not be required to redeem those Senior Notes.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Senior Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Senior Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Senior Note of that series selected for redemption except the unredeemed portion of a Senior Note being partially redeemed.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Senior Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Senior Indenture and the Senior Notes issued under it, and Duke Energy must deliver to the Senior Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Senior Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Senior Indenture, and Duke Energy will be relieved of its obligations under the Senior Indenture and the Senior Notes.

MODIFICATION; WAIVER

     Duke Energy may modify the Senior Indenture with the consent of the holders of a majority in principal amount of the outstanding Senior Notes of all series of Senior Notes that are affected by the modification, voting as one class. The consent of the holder of each outstanding Senior Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Senior Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Senior Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Senior Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Senior Notes of any series required to modify the Senior Indenture, waive compliance with certain restrictive provisions of the Senior Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Senior Indenture governing modifications of the Senior Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Senior Indenture for certain other purposes, without the consent of any holders of Senior Notes.

     The holders of a majority in principal amount of the outstanding Senior Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Senior Indenture, including the covenant described under "Negative Pledge." The holders of a majority in principal amount of the outstanding Senior Notes of all series under the Senior Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Senior Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Senior Note of the series affected.

EVENTS OF DEFAULT

     The following are events of default under the Senior Indenture with respect to any series of Senior Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Senior Note of that series when due;

     o failure to pay when due any interest on any Senior Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Senior Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Senior Note of that series that continues for 60 days;

     o failure to perform any covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Senior Indenture Trustee or the holders of at least 33% of the outstanding Senior Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

In the case of the fourth event of default listed above, the Senior Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Senior Notes of that series, together with the Senior Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Senior Notes of a series occurs and is continuing, then the Senior Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all Senior Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Senior Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Senior Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     The Senior Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Senior Notes unless those holders have offered the Senior Indenture Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority in principal amount of the outstanding Senior Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Senior Indenture Trustee or the exercise of any power of the Senior Indenture Trustee with respect to those Senior Notes. The Senior Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Senior Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Senior Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Senior Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Senior Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Senior Indenture or, if there has been a default, specifying the default and its status.

PAYMENTS; PAYING AGENT

     The paying agent will pay the principal of any Senior Notes only if those Senior Notes are surrendered to it. The paying agent will pay interest on Senior Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Senior Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Senior Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Senior Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Senior Indenture Trustee will act as paying agent for that series of Senior Notes, and the principal corporate trust office of the Senior Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

NEGATIVE PLEDGE

     While any of the Senior Notes remain outstanding, Duke Energy will not create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any of its property, whether owned on or acquired after the date of the Senior Indenture, to secure any indebtedness for borrowed money of Duke Energy, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

     The foregoing restriction does not apply with respect to, among other things:

     o purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that Duke Energy acquired after the date of the Senior Indenture;

     o mortgages, liens, pledges, security interests or other encumbrances existing on any property at the time Duke Energy acquired it, including those which exist on any property of an entity with which Duke Energy is consolidated or merged or which transfers or leases all or substantially all of its properties to Duke Energy;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property of Duke Energy that existed on the date of the initial issuance of the Senior Notes;

     o pledges or deposits to secure performance in connection with bids, tenders, contracts (other than contracts for the payment of money) or leases to which Duke Energy is a party;

     o liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

     o liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

     o liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

     o liens securing industrial revenue or pollution control bonds;

     o liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of indebtedness of Duke Energy;

     o liens created in connection with, and created to secure, a non-recourse obligation;

     o Bonds issued or to be issued from time to time under Duke Energy's First and Refunding Mortgage, and the "permitted liens" specified in Duke Energy's First and Refunding Mortgage;

     o indebtedness which Duke Energy may issue in connection with its consolidation or merger with or into any other entity, which may be its affiliate, in exchange for or otherwise in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prohibits that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prohibits that entity from incurring secured indebtedness;

     o indebtedness of any entity which Duke Energy is required to assume in connection with a consolidation or merger of that entity, with respect to which any property of Duke Energy is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

     o mortgages, liens, pledges, security interests or other encumbrances upon any property that Duke Energy acquired, constructed, developed or improved after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition -- or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later -- to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that Duke Energy owns other than real property that is unimproved up to that time; and

     o the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, Duke Energy may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without Duke Energy equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of indebtedness for borrowed money of Duke Energy that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of Duke Energy's common stockholders' equity as shown on its consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Senior Notes, as described in the Senior Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to any series of Senior Notes, including the covenant described under "Negative Pledge," as described in the Senior Indenture, such a release being called a "covenant defeasance" in this prospectus.

Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Senior Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Senior Notes on the maturity dates of those payments or upon redemption.

     Following a defeasance, payment of the Senior Notes defeased may not be accelerated because of an event of default under the Senior Indenture. Following a covenant defeasance, the payment of Senior Notes may not be accelerated by reference to the covenants from which Duke Energy has been released. A defeasance may occur after a covenant defeasance.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Senior Notes in which holders of those Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax law, unless accompanied by other changes in the terms of the Senior Notes, a covenant defeasance should not be treated as a taxable exchange.

CONCERNING THE SENIOR INDENTURE TRUSTEE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Senior Indenture Trustee and is also the trustee under Duke Energy's Subordinated Indenture and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Senior Indenture Trustee will perform only those duties that are specifically set forth in the Senior Indenture unless an event of default under the Senior Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Senior Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

                  DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

     Duke Energy will issue the Junior Subordinated Notes in one or more series under its Subordinated Indenture dated as of December 1, 1997 between Duke Energy and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented from time to time. The Subordinated Indenture is an exhibit to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes are unsecured obligations of Duke Energy and are junior in right of payment to "Senior Indebtedness" of Duke Energy. You will find a description of the subordination provisions of the Junior Subordinated Notes, including a description of Senior Indebtedness of Duke Energy, under "Subordination."

     Duke Energy conducts its non-electric operations, and certain of its electric operations outside its service area in the Carolinas, through subsidiaries. Accordingly, its ability to meet its obligations under the Junior Subordinated Notes is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to Duke Energy. In addition, the rights that Duke Energy and its creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. Certain of Duke Energy's subsidiaries have incurred substantial amounts of debt in the expansion of their businesses and Duke Energy anticipates that certain of its subsidiaries will do so in the future.

     The following description of the Junior Subordinated Notes is only a summary and is not intended to be comprehensive. For additional information you should refer to the Subordinated Indenture.

GENERAL

     The Subordinated Indenture does not limit the amount of Subordinated Notes, including Junior Subordinated Notes, that Duke Energy may issue under it. Duke Energy may issue Subordinated Notes, including Junior Subordinated Notes, from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by its Board of Directors or a duly authorized committee authorizing the issuance. Two forms of supplemental indenture to the Subordinated Indenture (one with respect to Junior Subordinated Notes initially issued to a Trust and the other with respect to Junior Subordinated Notes initially issued to the public) are exhibits to the registration statement, of which this prospectus is a part.

     The Junior Subordinated Notes of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

     The Subordinated Indenture does not protect the holders of Junior Subordinated Notes if Duke Energy engages in a highly leveraged transaction.

PROVISIONS APPLICABLE TO PARTICULAR SERIES

     The prospectus supplement for a particular series of Junior Subordinated Notes being offered will disclose the specific terms related to the offering, including the price or prices at which the Junior Subordinated Notes to be offered will be issued. Those terms may include some or all of the following:

     o the title of the series;

     o the total principal amount of the Junior Subordinated Notes of the series;

     o the date or dates on which principal is payable or the method for determining the date or dates, and any right that Duke Energy has to change the date on which principal is payable;

     o the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

     o any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

     o whether Duke Energy may extend the interest payment periods and, if so, the terms of the extension;

     o the place or places where payments will be made;

     o whether Duke Energy has the option to redeem the Junior Subordinated Notes and, if so, the terms of its redemption option;

     o any obligation that Duke Energy has to redeem the Junior Subordinated Notes through a sinking fund or to purchase the Junior Subordinated Notes through a purchase fund or at the option of the holder;

     o whether the provisions described under "Defeasance and Covenant Defeasance" will not apply to the Junior Subordinated Notes;

     o the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

     o if payments may be made, at Duke Energy's election or at the holder's election, in a currency other than that in which the Junior Subordinated Notes are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

     o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

     o whether the Junior Subordinated Notes will be issuable as global securities and, if so, the securities depositary;

     o any changes in the events of default or covenants with respect to the Junior Subordinated Notes;

     o any index or formula used for determining principal, premium or interest;

     o if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

     o the subordination of the Junior Subordinated Notes to any other of Duke Energy's indebtedness, including other series of Subordinated Notes; and

     o any other terms.

     The interest rate and interest and other payment dates of each series of Junior Subordinated Notes issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Preferred Securities of that Trust.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Junior Subordinated Notes only in fully registered form without coupons, and there will be no service charge for any registration of transfer or exchange of the Junior Subordinated Notes. Duke Energy may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Subject to the terms of the Subordinated Indenture and the limitations applicable to global securities, transfers and exchanges of the Junior Subordinated Notes may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office maintained by Duke Energy for such purpose.

     The Junior Subordinated Notes will be issuable in denominations of $1,000 and any integral multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement.

     Duke Energy may offer and sell the Junior Subordinated Notes, including original issue discount Junior Subordinated Notes, at a substantial discount below their principal amount. The applicable prospectus supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable prospectus supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any Junior Subordinated Notes that are denominated in a currency other than U.S. dollars.

GLOBAL SECURITIES

     Duke Energy may issue some or all of the Junior Subordinated Notes as book-entry securities. Any such book-entry securities will be represented by one or more fully registered global certificates. Duke Energy will register each global security with or on behalf of a securities depositary identified in the applicable prospectus supplement. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

     As long as the securities depositary or its nominee is the registered holder of a global security representing Junior Subordinated Notes, that person will be considered the sole owner and holder of the global security and the Junior Subordinated Notes it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security:

     o may not have the global security or any Junior Subordinated Notes it represents registered in their names;

     o may not receive or be entitled to receive physical delivery of certificated Junior Subordinated Notes in exchange for the global security; and

     o will not be considered the owners or holders of the global security or any Junior Subordinated Notes it represents for any purposes under the Junior Subordinated Notes or the Subordinated Indenture.

     Duke Energy will make all payments of principal and any premium and interest on a global security to the securities depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a global security representing Junior Subordinated Notes is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Junior Subordinated Notes the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

     o the securities depositary, with respect to participants' interests; and

     o any participant, with respect to interests the participant holds on behalf of other persons.

     Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global security representing Junior Subordinated Notes, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

     o Duke Energy;

     o the Subordinated Indenture Trustee;

     o the Trust (if the Junior Subordinated Notes are issued to a Trust); or

     o any agent of any of them.

REDEMPTION

     Provisions relating to the redemption of Junior Subordinated Notes will be set forth in the applicable prospectus supplement. Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy may redeem Junior Subordinated Notes only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption.

     Duke Energy will not be required to:

     o issue, register the transfer of, or exchange any Junior Subordinated Notes of a series during the period beginning 15 days before the date the notice is mailed identifying the Junior Subordinated Notes of that series that have been selected for redemption; or

     o register the transfer of or exchange any Junior Subordinated Note of that series selected for redemption except the unredeemed portion of a Junior Subordinated Note being partially redeemed.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Subordinated Indenture provides that Duke Energy may consolidate or merge with or into, or convey or transfer all or substantially all of its properties and assets to, another corporation or other entity. Any successor must, however, assume Duke Energy's obligations under the Subordinated Indenture and the Subordinated Notes, including the Junior Subordinated Notes, and Duke Energy must deliver to the Subordinated Indenture Trustee a statement by certain of its officers and an opinion of counsel that affirm compliance with all conditions in the Subordinated Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for Duke Energy under the Subordinated Indenture, and Duke Energy will be relieved of its obligations under the Subordinated Indenture and any Subordinated Notes, including the Junior Subordinated Notes.

MODIFICATION; WAIVER

     Duke Energy may modify the Subordinated Indenture with the consent of the holders of a majority in principal amount of the outstanding Subordinated Notes of all series that are affected by the modification, voting as one class. The consent of the holder of each outstanding Subordinated Note affected is, however, required to:

     o change the maturity date of the principal or any installment of principal or interest on that Subordinated Note;

     o reduce the principal amount, the interest rate or any premium payable upon redemption on that Subordinated Note;

     o reduce the amount of principal due and payable upon acceleration of maturity;

     o change the currency of payment of principal, premium or interest on that Subordinated Note;

     o impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

     o reduce the percentage in principal amount of Subordinated Notes of any series required to modify the Subordinated Indenture, waive compliance with certain restrictive provisions of the Subordinated Indenture or waive certain defaults; or

     o with certain exceptions, modify the provisions of the Subordinated Indenture governing modifications of the Subordinated Indenture or governing waiver of covenants or past defaults.

In addition, Duke Energy may modify the Subordinated Indenture for certain other purposes, without the consent of any holders of Subordinated Notes, including Junior Subordinated Notes.

     The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series may waive, for that series, Duke Energy's compliance with certain restrictive provisions of the Subordinated Indenture. The holders of a majority in principal amount of the outstanding Subordinated Notes of all series under the Subordinated Indenture with respect to which a default has occurred and is continuing, voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Subordinated Note or a default with respect to a covenant or provision which cannot be modified without the consent of the holder of each outstanding Subordinated Note of the series affected.

     Duke Energy may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

EVENTS OF DEFAULT

     The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Notes, unless Duke Energy states otherwise in the applicable prospectus supplement:

     o failure to pay principal of or any premium on any Junior Subordinated Note of that series when due;

     o failure to pay when due any interest on any Junior Subordinated Note of that series that continues for 60 days; for this purpose, the date on which interest is due is the date on which Duke Energy is required to make payment following any deferral of interest payments by it under the terms of Junior Subordinated Notes that permit such deferrals;

     o failure to make any sinking fund payment when required for any Junior Subordinated Note of that series that continues for 60 days;

     o failure to perform any covenant in the Subordinated Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Subordinated Indenture Trustee or the holders of at least 33% of the outstanding Junior Subordinated Notes of that series give Duke Energy written notice of the default; and

     o certain bankruptcy, insolvency or reorganization events with respect to Duke Energy.

In the case of the fourth event of default listed above, the Subordinated Indenture Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Junior Subordinated Notes of that series, together with the Subordinated Indenture Trustee, may also extend the grace period. The grace period will be automatically extended if Duke Energy has initiated and is diligently pursuing corrective action.

     Duke Energy may establish additional events of default for a particular series and, if established, any such events of default will be described in the applicable prospectus supplement.

     If an event of default with respect to Junior Subordinated Notes of a series occurs and is continuing, then the Subordinated Indenture Trustee or the holders of at least 33% in principal amount of the outstanding Junior Subordinated Notes of that series may declare the principal amount of all Junior Subordinated Notes of that series to be immediately due and payable. However, that event of default will be considered waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

     o Duke Energy has paid or deposited with the Subordinated Indenture Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Subordinated Indenture Trustee; and

     o all events of default with respect to that series, other than the nonpayment of the principal that became due solely by virtue of the declaration, have been cured or waived.

     In the case of Junior Subordinated Notes issued to a Trust, a holder of Preferred Securities may institute a legal proceeding directly against Duke Energy, without first instituting a legal proceeding against the Property Trustee of the Trust by which those Preferred Securities were issued or any other person or entity, for enforcement of payment to that holder of principal or interest on an equivalent amount of Junior Subordinated Notes of the related series on or after the due dates specified in those Junior Subordinated Notes.

     The Subordinated Indenture Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Junior Subordinated Notes unless those holders have offered the Subordinated Indenture Trustee security or indemnity against the costs, expenses and liabilities that it might incur as a result. The holders of a majority in principal amount of the outstanding Junior Subordinated Notes of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Subordinated Indenture Trustee or the exercise of any power of the Subordinated Indenture Trustee with respect to those Junior Subordinated Notes. The Subordinated Indenture Trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of any series if the Subordinated Indenture Trustee in good faith considers it in the interest of the holders to do so.

     The holder of any Junior Subordinated Note will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Junior Subordinated Note on its maturity date or redemption date and to enforce those payments.

     Duke Energy is required to furnish each year to the Subordinated Indenture Trustee a statement by certain of its officers to the effect that it is not in default under the Subordinated Indenture or, if there has been a default, specifying the default and its status.

PAYMENTS; PAYING AGENT

     The paying agent will pay the principal of any Junior Subordinated Notes only if those Junior Subordinated Notes are surrendered to it. The paying agent will pay interest on Junior Subordinated Notes issued as global securities by wire transfer to the holder of those global securities. Unless Duke Energy states otherwise in the applicable prospectus supplement, the paying agent will pay interest on Junior Subordinated Notes that are not in global form at its office or, at Duke Energy's option:

     o by wire transfer to an account at a banking institution in the United States that is designated in writing to the Subordinated Indenture Trustee at least 16 days prior to the date of payment by the person entitled to that interest; or

     o by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Junior Subordinated Notes.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, the Subordinated Indenture Trustee will act as paying agent for that series of Junior Subordinated Notes, and the principal corporate trust office of the Subordinated Indenture Trustee will be the office through which the paying agent acts. Duke Energy may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

     Any money that Duke Energy has paid to a paying agent for principal or interest on any Junior Subordinated Notes that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to Duke Energy at its request. After repayment to Duke Energy, holders should look only to Duke Energy for those payments.

DEFEASANCE AND COVENANT DEFEASANCE

     The Subordinated Indenture provides that Duke Energy may be:

     o discharged from its obligations, with certain limited exceptions, with respect to any series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a discharge being called a "defeasance" in this prospectus; and

     o released from its obligations under certain restrictive covenants especially established with respect to a series of Junior Subordinated Notes, as described in the Subordinated Indenture, such a release being called a "covenant defeasance" in this prospectus.

     Duke Energy must satisfy certain conditions to effect a defeasance or covenant defeasance. Those conditions include the irrevocable deposit with the Subordinated Indenture Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on those Junior Subordinated Notes on the maturity dates of those payments or upon redemption. Following a defeasance, payment of the Junior

Subordinated Notes defeased may not be accelerated because of an event of default under the Subordinated Indenture.

     Under current United States federal income tax laws, a defeasance would be treated as an exchange of the relevant Junior Subordinated Notes in which holders of those Junior Subordinated Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from that which would be includible in the absence of that defeasance. Duke Energy urges investors to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Junior Subordinated Notes issued to a Trust will not be subject to covenant defeasance.

SUBORDINATION

     Each series of Junior Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

     o Duke Energy makes a payment or distribution of any of its assets to creditors upon its dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

     o a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

     o the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on the Senior Indebtedness, or Duke Energy will make provision for those payments, before the holders of any Junior Subordinated Notes have the right to receive any payments of principal or interest on their Junior Subordinated Notes.

     "Senior Indebtedness" means, with respect to any series of Junior Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

     o all of Duke Energy's indebtedness that is evidenced by notes, debentures, bonds or other securities Duke Energy sells for money or other obligations for money borrowed;

     o all indebtedness of others of the kinds described in the preceding category which Duke Energy has assumed or guaranteed or which Duke Energy has in effect guaranteed through an agreement to purchase, contingent or otherwise; and

     o all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

     Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

     Future series of Subordinated Notes that are not Junior Subordinated Notes may rank senior to outstanding series of Junior Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

     The Subordinated Indenture does not limit the amount of Senior Indebtedness that Duke Energy may issue. As of June 30, 2002, Duke Energy's Senior Indebtedness totaled approximately $4,600,000,000.

CONCERNING THE SUBORDINATED INDENTURE TRUSTEE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Subordinated Indenture Trustee and is also the Senior Indenture Trustee and the trustee under Duke Energy's First and Refunding Mortgage. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Subordinated Indenture Trustee will perform only those duties that are specifically set forth in the Subordinated Indenture unless an event of default under the Subordinated Indenture occurs and is continuing. In case an event of default occurs and is continuing, the Subordinated Indenture Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs.

             DESCRIPTION OF THE FIRST AND REFUNDING MORTGAGE BONDS

     Duke Energy will issue the First and Refunding Mortgage Bonds in one or more series under its First and Refunding Mortgage, dated as of December 1, 1927, to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, as supplemented and amended. The First and Refunding Mortgage is sometimes called the "Mortgage" and the First and Refunding Mortgage Bonds are sometimes called the "Bonds" in this prospectus. The trustee under the Mortgage is sometimes called the "Bond Trustee" in this prospectus. The Mortgage is an exhibit to the registration statement, of which this prospectus is a part.

     The following description of the Bonds is only a summary and is not intended to be comprehensive. For additional information you should refer to the Mortgage.

GENERAL

     The amount of Bonds that Duke Energy may issue under the Mortgage is unlimited. Duke Energy's Board of Directors will determine the terms of each series of Bonds, including denominations, maturity, interest rate and payment terms and whether the series will have redemption or sinking fund provisions.

     Unless Duke Energy states otherwise in the applicable prospectus supplement, Duke Energy will issue the Bonds only in fully registered form without coupons and there will be no service charge for any transfers and exchanges of the Bonds. Duke Energy may, however, require payment to cover any stamp tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Bonds may be made at JPMorgan Chase Bank, 450 West 33rd Street, New York, New York 10001 or at any other office maintained by Duke Energy for such purpose.

     The Bonds will be issuable in denominations of $1,000 and multiples of $1,000, unless Duke Energy states otherwise in the applicable prospectus supplement. The Bonds will be exchangeable for an equivalent principal amount of Bonds of other authorized denominations of the same series.

     The prospectus supplement for a particular series of Bonds will describe the maturity, interest rate and payment terms of those Bonds and any relevant redemption or sinking fund provisions.

SECURITY

     The Mortgage creates a continuing lien to secure the payment of principal and interest on the Bonds. All the Bonds are equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of Duke Energy's properties, real, personal and mixed, and Duke Energy's franchises, including properties acquired after the date of the Mortgage, with certain exceptions. Those exceptions include cash, accounts receivable, inventories of materials and supplies, merchandise held for sale, securities that Duke Energy holds, certain after-acquired property not useful in Duke Energy's electric business, certain after-acquired franchises and certain after-acquired non-electric properties.

     The lien of the Mortgage is subject to certain permitted liens and to liens that exist upon properties that Duke Energy acquired after it entered into the Mortgage to the extent of the amounts of prior lien bonds secured by those properties (not, however, exceeding 75% of the cost or value of those properties) and additions to those properties. "Prior lien bonds" are bonds or other indebtedness that are secured at the time of acquisition by a lien upon property that Duke Energy acquires after the date of the Mortgage that becomes subject to the lien of the Mortgage.

ISSUANCE OF ADDITIONAL BONDS

     If Duke Energy satisfies the conditions in the Mortgage, the Bond Trustee may authenticate and deliver additional Bonds in an aggregate principal amount not exceeding:

     o the amount of cash that Duke Energy has deposited with the Bond Trustee for that purpose;

     o the amount of previously authenticated and delivered Bonds or refundable prior lien bonds that have been or are to be retired which, with certain exceptions, Duke Energy has deposited with the Bond Trustee for that purpose; or

     o 66 2/3% of the aggregate of the net amounts of additional property (electric) certified to the Bond Trustee after February 18, 1949.

     The Bond Trustee may not authenticate and deliver any additional Bonds under the Mortgage, other than certain types of refunding Bonds, unless Duke Energy's available net earnings for twelve consecutive calendar months within the immediately preceding fifteen calendar months have been at least twice the amount of the annual interest charges on all Bonds outstanding under the Mortgage, including the Bonds proposed to be issued, and on all outstanding prior lien bonds that the Bond Trustee does not hold under the Mortgage.

     Duke Energy may not apply to the Bond Trustee to authenticate and deliver any Bonds (1) in an aggregate principal amount exceeding $26,000,000 on the basis of additional property (electric) that Duke Energy acquired or constructed prior to January 1, 1949 or (2) on the basis of Bonds or prior lien bonds paid, purchased or redeemed prior to February 1, 1949. Duke Energy may not certify any additional property (electric) which is subject to the lien of any prior lien bonds for the purpose of establishing those prior lien bonds as refundable if the aggregate principal amount of those prior lien bonds exceeds 66 2/3% of the net amount of the additional property that is subject to the lien of such prior lien bonds.

RELEASE PROVISIONS

     The Mortgage permits Duke Energy to dispose of certain property and to take other actions without the Bond Trustee releasing that property. The Mortgage also permits the release of mortgaged property if Duke Energy deposits cash or other consideration equal to the value of the mortgaged property to be released. In certain events and within certain limitations, the Bond Trustee is required to pay out cash that the Bond Trustee receives -- other than for the Replacement Fund or as the basis for issuing Bonds -- upon Duke Energy's application.

     Duke Energy may withdraw cash that it deposited with the Bond Trustee as the basis for issuing Bonds in an amount equal to the principal amount of any Bonds that it is entitled to have authenticated and delivered on the basis of additional property (electric), on the basis of Bonds previously authenticated and delivered or on the basis of refundable prior lien bonds.

REPLACEMENT FUND

     The Mortgage requires Duke Energy to deposit with the Bond Trustee annually, for the Replacement Fund established under the Mortgage, the sum of the "replacement requirements" for all years beginning with 1949 and ending with the last calendar year preceding the deposit date, less certain deductions. Those deductions are (1) the aggregate original cost of all fixed property (electric) retired during that time period, not exceeding the aggregate of the gross amounts of additional property (electric) that Duke

Energy acquired or constructed during the same period, and (2) the aggregate amount of cash that Duke Energy deposited with the Bond Trustee up to that time, or that Duke Energy would have been required to deposit except for permitted reductions, under the Replacement Fund.

     The "replacement requirement" for any year is 2 1/2% of the average "amount of depreciable fixed property" (electric) owned by Duke Energy at the beginning and end of that year, not exceeding, however, the amount Duke Energy is permitted to charge as an operating expense for depreciation or retirement by any governmental authority, or the amount deductible as depreciation or similar expense for federal income tax purposes. The "amount of depreciable fixed property" (electric) is the amount by which the sum of $192,913,385 plus the aggregate gross amount of all depreciable additional property (electric) that Duke Energy acquired or constructed from January 1, 1949 to the date as of which such amount is determined exceeds the original cost of all of Duke Energy's depreciable fixed property (electric) retired during that period or released from the lien of the Mortgage.

     Duke Energy may reduce the amount of cash at any time required to be deposited in the Replacement Fund and may withdraw any cash that it previously deposited that is held in the Replacement Fund:

     o in an amount equal to 150% of the principal amount of Bonds previously authenticated and delivered under the Mortgage, or refundable prior lien bonds, deposited with the Bond Trustee and on the basis of which Duke Energy would otherwise have been entitled to have additional Bonds authenticated and delivered; and

     o in an amount equal to 150% of the principal amount of Bonds which Duke Energy would otherwise be entitled to have authenticated and delivered on the basis of additional property (electric).

     Upon Duke Energy's application, the Bond Trustee will apply cash that Duke Energy deposited in the Replacement Fund and has not previously withdrawn to the payment, purchase or redemption of Bonds issued under the Mortgage or to the purchase of refundable prior lien bonds.

     Duke Energy has never deposited any cash with the Bond Trustee for the Replacement Fund. If Duke Energy deposits any cash in the future, it has agreed not to apply that cash to the redemption of the Bonds as long as any Bonds then outstanding remain outstanding.

AMENDMENTS OF THE MORTGAGE

     Duke Energy may amend the Mortgage with the consent of the holders of 66 2/3% in principal amount of the Bonds, except that no such amendment may:

     o affect the terms of payment of principal at maturity or of interest or premium on any Bond;

     o affect the rights of Bondholders to sue to enforce any such payment at maturity; or

     o reduce the percentage of Bonds required to consent to an amendment.

     No amendment may affect the rights under the Mortgage of the holders of less than all of the series of Bonds outstanding unless the holders of 66 2/3% in principal amount of the Bonds of each series affected consent to the amendment.

     The covenants included in the supplemental indenture for any series of Bonds to be issued will be solely for the benefit of the holders of those Bonds. Duke Energy may modify any such covenant only with the consent of the holders of 66 2/3% in principal amount of those Bonds outstanding, without the consent of Bondholders of any other series.

EVENTS OF DEFAULT

     The Bond Trustee may, and at the written request of the holders of a majority in principal amount of the outstanding Bonds will, declare the principal of all outstanding Bonds due when any event of default under the Mortgage occurs. The holders of a majority in principal amount of the outstanding Bonds may, however, waive the default and rescind the declaration if Duke Energy cures the default.

     Events of default under the Mortgage include:

     o default in the payment of principal;

     o default for 60 days in the payment of interest;

     o default in the performance of any other covenant in the Mortgage continuing for 60 days after the Bond Trustee or the holders of not less than 10% in principal amount of the Bonds then outstanding give notice of the default; and

     o certain bankruptcy or insolvency events with respect to Duke Energy.

     Duke Energy provides a statement by certain of its officers each year to the Bond Trustee stating whether it has complied with the covenants of the Mortgage.

CONCERNING THE BOND TRUSTEE

     JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) is the Bond Trustee and is also the Senior Indenture Trustee and the Subordinated Indenture Trustee. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and of certain of its affiliates are outstanding.

     The Bond Trustee is under no obligation to exercise any of its powers at the request of any of the holders of the Bonds unless those Bondholders have offered to the Bond Trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority in principal amount of the Bonds outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Bond Trustee, or the exercise of any trust or power of the Bond Trustee. The Bond Trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

                        DESCRIPTION OF THE COMMON STOCK

     The following description of Duke Energy's Common Stock is only a summary and is not intended to be comprehensive. For additional information you should refer to the applicable provisions of the North Carolina Business Corporation Act and Duke Energy's Restated Articles of Incorporation (Articles) and By-Laws. The Articles and By-Laws are exhibits to the registration statement, of which this prospectus is a part.

GENERAL

     Duke Energy is authorized to issue up to 2,000,000,000 shares of Common Stock. At June 30, 2002, approximately 832,000,000 shares of Common Stock were outstanding. Duke Energy is also authorized to issue up to 12,500,000 shares of Preferred Stock, 10,000,000 shares of Preferred Stock A, 20,000,000 shares of Serial Preferred Stock and 1,500,000 shares of Preference Stock. At June 30, 2002, 2,154,984 shares of Preferred Stock, 1,257,185 shares of Preferred Stock A and no shares of Serial Preferred Stock or Preference Stock were outstanding. The Preferred Stock, Preferred Stock A, Serial Preferred Stock and Preference Stock together are sometimes called the "Preferred Stocks."

DIVIDENDS

     Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from legally available funds but only if full dividends on all outstanding series of the Preferred Stocks for the then current and all prior dividend periods and any required sinking fund payments with respect to any outstanding series of such securities have been paid or provided for.

VOTING RIGHTS

     Subject to the rights, if any, of the holders of the Preferred Stocks that may be outstanding or as otherwise provided by law, the holders of Common Stock have exclusive voting rights, each share being entitled to one vote. Holders of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Whenever dividends on any part of any outstanding Preferred Stock or Preferred Stock A are in arrears in an amount equivalent to the total dividends required to be paid on that Preferred Stock or Preferred Stock A in any period of 12 calendar months, the holders of the Preferred Stock as a class have the exclusive right to elect a majority of the authorized number of directors and the holders of the Preferred Stock A as a class have the exclusive right to elect two directors. Those rights cease whenever Duke Energy pays all accrued and unpaid dividends in full. Whenever six quarterly dividends on any outstanding series of the Preference Stock are in arrears or any required sinking fund payments are in default, the holders of the Preference Stock as a class have the exclusive right to elect two directors. This right ceases whenever all dividends and required sinking fund obligations in default have been paid in full or provided for. In addition, the consent of the holders of specified percentages of any outstanding Preferred Stock, Preferred Stock A or Preference Stock, or some or all of the holders of such classes, is required in connection with certain increases in authorized amounts of or changes in stock senior to the Common Stock or in connection with any sale of substantially all of Duke Energy's assets or certain mergers.

     The holders of the Serial Preferred Stock will have such voting rights as a series or otherwise with respect to the election of directors or otherwise as may be fixed by the Board of Directors at the time of the creation of the series, in addition to any voting rights provided by law.

RIGHTS UPON LIQUIDATION

     The holders of Common Stock are entitled in liquidation to share ratably in the assets of Duke Energy after payment of all debts and liabilities and after required preferential payments to the holders of outstanding Preferred Stocks.

MISCELLANEOUS

     The outstanding shares of Common Stock are, and the shares of Common Stock sold hereunder will be, upon payment for them, fully paid and nonassessable. Holders of Common Stock have no preemptive rights and no conversion rights. The Common Stock is not subject to redemption and is not entitled to the benefit of any sinking fund provisions.

     If so provided by the Board of Directors at the time of creation of any series of Serial Preferred Stock, the shares of such series may be convertible or exchangeable into shares of Common Stock or other securities of Duke Energy or of any other corporation or other entity, upon terms fixed at the time of creation of the series.

TRANSFER AGENT AND REGISTRAR

     Duke Energy acts as transfer agent and registrar for the Common Stock.

PREFERENCE STOCK PURCHASE RIGHTS

     Each share of Common Stock has attached to it a Preference Stock Purchase Right. The Rights initially are represented only by the certificates for the shares of Common Stock and will not trade separately from those shares unless and until:

     o ten days after it is publicly announced that a person or group (with certain exceptions) has acquired, or has obtained the right to acquire, the beneficial ownership of 15% or more of the outstanding Common Stock (an "acquiring person"); or

     o ten business days (or a later date determined by Duke Energy's Board of Directors) after the date a person or group commences, or public announcement is made that the person or group intends to commence, a tender or exchange offer that would result in the person or group becoming an acquiring person.

If and when the Rights separate, each Right will entitle the holder to purchase 1/10,000 of a share of Duke Energy's Series A Participating Preference Stock for an exercise price that is presently $190.

     In the event that a person or group becomes an acquiring person, each Right (except for Rights beneficially owned by the acquiring person or its transferees, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Common Stock having a market value of twice the exercise price. Also, if, after ten days following the date of the announcement that a person or group has become an acquiring person:

     o Duke Energy is involved in a merger or similar form of business combination in which Duke Energy is not the surviving corporation or in which Duke Energy is the surviving corporation but the Common Stock is changed or exchanged; or

     o more than 50% of Duke Energy's assets or earning power is sold or transferred;

then each Right (except for voided Rights) will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the acquiring company having a value of twice the exercise price. If any person or group acquires from 15% to but excluding 50% of the outstanding Common Stock, Duke Energy's Board of Directors may, at its option, exchange each outstanding Right (except for those held by an acquiring person or its transferees) for one share of Common Stock or 1/10,000 of a share of Series A Participating Preference Stock.

     Duke Energy's Board of Directors may redeem the Rights for $0.01 per Right prior to ten business days after the date of the public announcement that a person or group has become an acquiring person.

     The Rights will not prevent a takeover of Duke Energy. However, the existence of the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Board of Directors first redeems those Rights.

CERTAIN ANTI-TAKEOVER MATTERS

     Duke Energy's Articles and By-Laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. Those provisions include:

 CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS; VACANCIES

     Duke Energy's Articles provide for a Board of Directors divided into three classes, with one class being elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of the Board of Directors. Duke Energy's shareholders may remove directors only for cause. Vacancies and newly created directorships on the Board of Directors may be filled only by the affirmative vote of a majority of the directors remaining in office, and no decrease in the number of directors may shorten the term of an incumbent director. The classification of directors and the inability of shareholders to remove directors without cause and to fill vacancies and newly created directorships on the Board of Directors will make it more difficult to change the composition of the Board of Directors, but will promote continuity of existing management.

 ADVANCE NOTICE REQUIREMENTS

     Duke Energy's By-Laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of persons for election as directors or new business to be brought before annual meetings of shareholders. These procedures provide that shareholders must give timely notice of such proposals in writing to the Secretary of Duke Energy. Generally, to be timely with respect to an annual meeting of shareholders, notice must be received at Duke Energy's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the By-Laws.

 SPECIAL MEETINGS OF SHAREHOLDERS

     Neither the Articles nor the By-Laws of Duke Energy give shareholders the right to call a special meeting of shareholders. The By-Laws provide that special meetings of shareholders may be called only by the Board of Directors or the Chairman of the Board.

 AMENDMENT OF CHARTER AND BY-LAWS

     Duke Energy's Articles require the approval of not less than 80% of the voting power of all outstanding shares of Common Stock to amend provisions relating to the minimum and maximum size of the Board of Directors, the classification of the Board of Directors, the removal of directors, the filling of vacancies and newly created directorships on the Board of Directors and the requirement that a decrease in the number of directors constituting the Board of Directors may not shorten the term of any incumbent director. Duke Energy's Articles also require the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of stock of all classes entitled to vote generally in the election of directors, voting together as a single class, for the shareholders to adopt, amend or repeal any provisions in the By-Laws. This voting requirement also applies to any amendment or repeal of this provision or the adoption of any provision inconsistent with it. These amendment provisions will make it more difficult to dilute the anti-takeover effects of Duke Energy's Articles and By-Laws.

 SERIAL PREFERRED STOCK

     Serial Preferred Stock can be, and has been, used by corporations specifically for anti-takeover purposes. For example, shares of Serial Preferred Stock can be privately placed with purchasers who support a board of directors in opposing a tender offer or other hostile takeover bid, or can be issued to dilute the stock ownership and voting power of a third party seeking a merger or other extraordinary corporate transaction. Under these and similar circumstances, the Serial Preferred Stock can serve to perpetuate incumbent management and can adversely affect shareholders who may want to participate in the tender offer or other transaction.

     Duke Energy's Board of Directors has adopted resolutions that state that the Serial Preferred Stock:

     a) not be used for the principal purpose of acting as an anti-takeover device without shareholder approval; and

     b) not be given supermajority voting rights except possibly with respect to proposed amendments to the Articles of Incorporation altering materially existing provisions of the Serial Preferred Stock or creating, or increasing the authorized amount of, any class of stock ranking, as to dividend or assets, prior to the Serial Preferred Stock.

                  DESCRIPTION OF THE STOCK PURCHASE CONTRACTS
                          AND THE STOCK PURCHASE UNITS

     Duke Energy may issue stock purchase contracts representing contracts obligating holders to purchase from Duke Energy, and Duke Energy to sell to the holders, a specified number of shares of Common Stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of Common Stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

     o Senior Notes, Junior Subordinated Notes or other debt securities of Duke Energy or one of its subsidiaries;

     o debt obligations of third parties, including U.S. Treasury securities; or

     o Preferred Securities or trust preferred securities issued by trusts, all of whose common securities are owned by Duke Energy or by subsidiaries of Duke Energy,

securing the holder's obligations to purchase the Common Stock under the stock purchase contracts.

     The stock purchase contracts may require Duke Energy to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner and in certain circumstances Duke Energy may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder's obligations under the original stock purchase contract.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such stock purchase contracts or stock purchase units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     Each Trust may issue only one series of Preferred Securities. The Trust Agreement of each Trust will authorize the Administrative Trustees to issue the Preferred Securities of that Trust on behalf of that Trust. For additional information you should refer to the applicable Trust Agreement. The form of Trust Agreement is an exhibit to the registration statement, of which this prospectus is a part.

     The prospectus supplement for a particular series of Preferred Securities being offered will disclose the specific terms related to the offering, including the price or prices at which the Preferred Securities to be offered will be issued. Those terms will include some or all of the following:

     o the title of the series;

     o the number of Preferred Securities of the series;

     o the yearly distribution rate, or the method of determining that rate, and the date or dates on which distributions will be payable;

     o the date or dates, or method of determining the date or dates, from which distributions will be cumulative;

     o the amount that will be paid out of the assets of the Trust to the holders of the Preferred Securities upon the voluntary or involuntary dissolution, winding-up or termination of the Trust;

     o any obligation that the Trust has to purchase or redeem the Preferred Securities, and the price at which, the period within which, and the terms and conditions upon which the Trust will purchase or redeem them;

     o any voting rights of the Preferred Securities that are in addition to those legally required, including any right that the holders of the Preferred Securities have to approve certain actions under or amendments to the Trust Agreement;

     o any right that the Trust has to defer distributions on the Preferred Securities in the event that Duke Energy extends the interest payment period on the related Junior Subordinated Notes; and

     o any other rights, preferences, privileges, limitations or restrictions upon the Preferred Securities of the series.

     Duke Energy will guarantee each series of Preferred Securities to the extent described below under the caption "Description of the Guarantees."

     The applicable prospectus supplement will describe any material United States federal income tax considerations that apply to the Preferred Securities.

                         DESCRIPTION OF THE GUARANTEES

     Duke Energy will execute the Guarantees from time to time for the benefit of the holders of the Preferred Securities of the respective Trusts. JPMorgan Chase Bank will act as Guarantee Trustee under

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each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Preferred Securities to which it relates.

     The following description of the Guarantees is only a summary and is not intended to be comprehensive. The form of Guarantee is an exhibit to the registration statement, of which this prospectus is a part.

GENERAL

     Duke Energy will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. Duke Energy is required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that Duke Energy may have or may assert against any person.

     The following payments and distributions on the Preferred Securities of a Trust are Guarantee Payments:

     o any accrued and unpaid distributions required to be paid on the Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

     o the redemption price for any Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

     o upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Notes to the holders of Trust Securities of the Trust or the redemption of all the Preferred Securities of the Trust, the lesser of:

      o the sum of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

      o the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities of the Trust in liquidation of the Trust.

     Duke Energy may satisfy its obligation to make a Guarantee Payment by making that payment directly to the holders of the related Preferred Securities or by causing the Trust to make the payment to those holders.

     Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Preferred Securities from the time of issuance of those Preferred Securities, except that the Guarantee will apply to the payment of distributions and other payments on the Preferred Securities only when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

     IF DUKE ENERGY DOES NOT MAKE THE REQUIRED PAYMENTS ON THE JUNIOR SUBORDINATED NOTES THAT THE PROPERTY TRUSTEE HOLDS UNDER A TRUST, THAT TRUST WILL NOT MAKE THE RELATED PAYMENTS ON ITS PREFERRED SECURITIES.

SUBORDINATION

     Duke Energy's obligations under each Guarantee will be unsecured obligations of Duke Energy. Those obligations will rank:

     o subordinate and junior in right of payment to all of Duke Energy's other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

     o equal in priority with Duke Energy's Preferred Stock and Preferred Stock A and similar guarantees; and

     o senior to Duke Energy's Common Stock.

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     Duke Energy has Preferred Stock and Preferred Stock A outstanding that will rank equal in priority with the Guarantees and has Common Stock outstanding that will rank junior to the Guarantees.

     Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Duke Energy, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.

     The terms of the Preferred Securities will provide that each holder of the Preferred Securities, by accepting those Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.

AMENDMENTS AND ASSIGNMENT

     Duke Energy may amend each Guarantee without the consent of any holder of the Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. Duke Energy may otherwise amend each Guarantee with the approval of the holders of at least
66 2/3% of the outstanding Preferred Securities to which that Guarantee relates.

Termination

     Each Guarantee will terminate and be of no further effect when:

     o the redemption price of the Preferred Securities to which the Guarantee relates is fully paid;

     o Duke Energy distributes the related Junior Subordinated Notes to the holders of those Preferred Securities; or

     o the amounts payable upon liquidation of the related Trust are fully paid.

     Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Preferred Securities must restore payment of any sums paid to that holder with respect to those Preferred Securities or under that Guarantee.

EVENTS OF DEFAULT

     An event of default will occur under any Guarantee if Duke Energy fails to perform any of its payment obligations under that Guarantee. The holders of a majority of the Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Preferred Securities of that series. The Guarantee Trustee is obligated to enforce the Guarantee for the benefit of the holders of the Preferred Securities of a series if an event of default occurs under the related Guarantee.

     The holders of a majority of the Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Preferred Securities may institute a legal proceeding directly against Duke Energy to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

CONCERNING THE GUARANTEE TRUSTEE

     JPMorgan Chase Bank will be the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee, the Senior Indenture Trustee and the Bond Trustee. Duke Energy and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee or agent under other indentures and agreements pursuant to which securities of Duke Energy and certain of its affiliates are outstanding.

     The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of

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

the related Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result.

AGREEMENTS AS TO EXPENSES AND LIABILITIES

     Duke Energy will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that Duke Energy will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related Preferred Securities or other similar interests in that Trust the amounts due to the holders under the terms of those Preferred Securities or those similar interests.

                              PLAN OF DISTRIBUTION

     Duke Energy and the Trusts may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The prospectus supplement relating to the securities being offered will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

     o the name or names of any underwriters;

     o the purchase price of the securities and the proceeds to Duke Energy or the Trusts from the sale;

     o any underwriting discounts and other items constituting underwriters' compensation;

     o any public offering price;

     o any discounts or concessions allowed or reallowed or paid to dealers; and

     o any securities exchange or market on which the securities may be listed.

     Only those underwriters identified in the prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

     Duke Energy and the Trusts may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Duke Energy may sell securities through forward contracts or similar arrangements. In connection with the sale of securities, underwriters, dealers or agents may be deemed to have received compensation from Duke Energy in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Duke Energy may sell the securities directly or through agents it designates from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus, other than at the market offerings of common stock, will be named in a prospectus supplement relating to such securities. At the market offerings of common stock may be made by agents. Commissions payable by Duke Energy to agents will be set forth in a prospectus supplement relating to the securities being offered. Unless otherwise indicated in a prospectus supplement, any such agents will be acting on a best-efforts basis for the period of their appointment.

     Some of the underwriters, dealers or agents and some of their affiliates who participate in the securities distribution may engage in other transactions with, and perform other services for, Duke Energy and its subsidiaries or affiliates in the ordinary course of business.

     Any underwriting or other compensation which Duke Energy pays to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and
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

commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, and their controlling persons, and agents may be entitled, under agreements entered into with Duke Energy and the Trusts, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

     Edward M. Marsh, Jr., Esq., who is Duke Energy's Deputy General Counsel and Assistant Secretary, and Simpson Thacher & Bartlett, New York, New York, will issue opinions about the validity of the securities offered by Duke Energy in the applicable prospectus supplement for Duke Energy. Richards, Layton & Finger, P.A., special Delaware counsel, will issue opinions about the validity of the Preferred Securities offered in the applicable prospectus supplement for the Trusts. Counsel named in the applicable prospectus supplement will issue opinions about the validity of the securities offered by Duke Energy for any underwriters.

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

                      WHERE YOU CAN FIND MORE INFORMATION

     Duke Energy files annual, quarterly and current reports and other information with the SEC. You may read and copy any documents that are filed at SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address.

     Please call the SEC at 1-800-SEC-0330 for further information. Duke Energy's filings are also available to the public through:

     o the SEC web site at http://www.sec.gov; and

     o The New York Stock Exchange
       20 Broad Street
       New York, New York 10005.

     Information about Duke Energy is also available on its web site at http://www.duke-energy.com. Such web site is not a part of this prospectus.

     The SEC allows Duke Energy to "incorporate by reference" the information Duke Energy files with it, which information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information that Duke Energy files with the SEC will automatically update and supersede that information as well as the information included in this prospectus and any accompanying prospectus supplement. Duke Energy incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 filed prior to the termination of this offering:

     o Duke Energy's annual report on Form 10-K for the year ended December 31, 2001;

     o Duke Energy's quarterly reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002; and

     o Duke Energy's current reports on Form 8-K filed on March 29, 2002 and April 15, 2002.

     Duke Energy will provide without charge a copy of these filings, other than any exhibits unless the exhibits are specifically incorporated by reference into this prospectus. You may request your copy by writing Duke Energy at the following address or telephoning one of the following numbers:

    Investor Relations Department
    Duke Energy Corporation
    P.O. Box 1005
    Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

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